M. J. MAILLIS GROUP

THE U.S. SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

RECEIVED
2004 SEP 20 A 10: 03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

DATE : September 13th, 2004

04036960

Re: Minutes of the Annual Ordinary General Meeting, Minutes of the First (1st) Adjourned General Meeting for the year 2004 and Financial Statements for the period 01.01.2004 – 30.06.2004

File ≠ 33-82-4975

Dear Sirs,

On behalf of «**M. J. MAILLIS S.A. - PACKING SYSTEMS**», company incorporated in Greece (5 Xenias & Harilaou Trikoupi str., Kifissia), I am furnishing herewith the below document:

- Minutes of the Annual Ordinary General Meeting of the company's Shareholders which has been held on the 2nd of June 2004.
- Minutes of the First (1st) Adjourned General Meeting of the company's Shareholders which has been held on the 22nd of June 2004.
- Financial Statements for the parent company «M. J. MAILLIS S.A. – Packing Systems» as for the period 01.01.2004 – 30.06.2004
- Consolidated Financial Statements as for the period 01.01.2004 – 30.06.2004

Please acknowledge receipt of this furnishing by signing the second copy of this letter and returning it in the stamped, self – addressed envelope.

PROCESSED
SEP 22 2004
THOMSON
FINANCIAL

~~Yours truly,~~

Lina Dede
Investor Relations Manager

Jlw 9/20

M. J. MAILLIS GROUP

COPY

THE U.S. SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

DATE : September 13th, 2004

Re: Minutes of the Annual Ordinary General Meeting, Minutes of the First (1st) Adjourned General Meeting for the year 2004 and Financial Statements for the period 01.01.2004 – 30.06.2004

File ≠ 33-82-4975

Dear Sirs,

On behalf of «**M. J. MAILLIS S.A. - PACKING SYSTEMS**», company incorporated in Greece (5 Xenias & Harilaou Trikoupi str., Kifissia), I am furnishing herewith the below document:

- Minutes of the Annual Ordinary General Meeting of the company's Shareholders which has been held on the 2nd of June 2004.
- Minutes of the First (1st) Adjourned General Meeting of the company's Shareholders which has been held on the 22nd of June 2004.
- Financial Statements for the parent company «M. J. MAILLIS S.A. – Packing Systems» as for the period 01.01.2004 – 30.06.2004
- Consolidated Financial Statements as for the period 01.01.2004 – 30.06.2004

Please acknowledge receipt of this furnishing by signing the second copy of this letter and returning it in the stamped, self – addressed envelope.

Yours truly,

Lina Dede
Investor Relations Manager

M. J. MAILLIS S.A. PACKING SYSTEMS
5, XENIAS & HAR.TRIKOUPI STR., 145 62 KIFISSIA, ATHENS, GREECE, TEL.: +30 210 6285000, FAX: +30 210 8080301
group web-site: www.maillis.gr
REG. No: 2716/06/B/86/43 - MINISTRY OF DEVELOPMENT, REG. OFFICE: MAROUSSI ATTIKIS

M. J. MAILLIS S.A.
PACKING SYSTEMS

AUT. IRAKLIOU 57 A' MAROUSSI 15122
TEL. 010 61 25 739
VAT. No 051154443 - AMAROUSSIOU

ANNUAL ORDINARY GENERAL SHAREHOLDERS MEETING OF 2-06-2004

Messieurs Shareholders of the Company met today, 2nd June 2004, Wednesday and at 17.00 pm, in the Annual Ordinary General Meeting, at the ATHENS PLAZA Hotel (PACIFIC Hall), at the Constitution Square in Athens (former hotel MERIDIEN) after an invitation of the Board of Directors of 10th May 2004, which was published in time in the following newspapers:

KATHIMERINI Issue of 12-5-2004
EXPRESS Issue of 12-5-2004
KIFISSIA'S PRESS Issue of 12-5-2004

Also the invitation was published in time in the Bulletin of Societes Anonymes and Limited Liability companies of the Official Gazette, and was submitted in time at the Ministry of Development and was posted at a conspicuous place of the offices of the company 10 full days before the General Meeting.

It is noted that for the convening of the Meeting away from the registered offices of the company, the permission of the competent Directorate of the Ministry of Development had been taken in advance, with number of registration K2-5402/6.5.2004.

Forty eight (48) hours before the meeting the table of those Shareholders who have the right to be present and vote in this General Meeting was drawn up by the Board of Directors and was posted at a conspicuous place of the offices of the Company, with an indication of the number of the shareholders, the votes, their representatives and their addresses and is as follows:

TABLE OF THE SHAREHOLDERS WHO HAVE TIMELY BLOCKED THEIR SHARES IN ORDER TO PARTICIPATE TO THE ANNUAL ORDINARY GENERAL MEETING OF M.J.MAILLIS S.A. HELD ON JUNE 2ND 2004

	SHAREHOLDER	NUMBER OF SHARES & VOTES	REPRESENTATIVE
1	MICHAEL J. MAILLIS 38 Pesmatzoglou str. – 145 61 Kifissia, Greece	18.890.683	-
2	HORQUETA HOLDINGS Ltd, AKARA BUILD, 24 DECASTRO ST WICKHAM, ROAD TOWN TORTOLA, British Virgin Islands	21.058.024	Mr. Nikolaos Tritsibidas
3	M.J.MAILLIS SA – PACKING SYSTEMS Xenias 5 & Harilaou Trikoupi Str., 145 62 Kifissia, Greece	2.642.440	Mr. Anastassios Petroutsas
4	DILOS BLUE CHIPS SELECTED VALUES DOMESTIC MUTUAL FUND 12 Amalias Str., 105 57 Athens, Greece	1.300.000	Mr. Elias Gounelas
5	DILOS SMALL-CAP DOMESTIC MUTUAL FUND, 12 Amalias Str., 105 57 Athens ,Greece	400.000	Mr. Elias Gounelas

6	DILOS FINANCE DOMESTIC MUTUAL FUND, 12 Amalias Str., 105 57 Athens, Greece	25.000	Mr. Elias Gounelas
7	DILOS INFORMATION & TECHNOLOGY DOMESTIC MUTUAL FUND 12 Amalias Str., 105 57 Athens, Greece	80.000	Mr. Elias Gounelas
8	DILOS TOP -30 DOMESTIC MUTUAL FUND, 12 Amalias Str., 105 57 Athens Greece	80.000	Mr. Elias Gounelas
9	EUROBANK VALUE INDEX DOMESTIC MUTUAL FUND, 10 Stadiou Str., 105 64 Athens, Greece	1.185.000	Mr. Sotirios Leonardos
10	EUROBANK GENESIS DOMESTIC MUTUAL FUND, 10 Stadiou Str., 105 64 Athens, Greece	312.000	Mr. Sotirios Leonardos
11	EUROBANK VALUE AND CAPITAL MIXED DOMESTIC, 10 Stadiou str., 105 64 Athens, Greece	60.000	Mr. Sotirios Leonardos
12	HERMES DYNAMIC (HERMES MUTUAL FUNDS) DOMESTIC MUTUAL FUND, 39 Panepistimiou Str., 105 64, Athens, Greece	550.000	Mr. Sotirios Leonardos
13	HERMES MIXED (HERMES MUTUAL FUNDS) DOMESTIC MUTUAL FUND, 39 Panepistimiou Str., 105 64, Athens, Greece	45.000	Mr. Sotirios Leonardos
14	ASPIS DOMESTIC MUTUAL FUND 23-25 Lekka str., 10562 Athens - Greece	150.000	Mr Dimosthenis Zarodimos
15	ASPIS 21ST CENTURY DOMESTIC MUTUAL FUND, 23-25 Lekka str., 10562 Athens – Greece	100.000	Mr Dimosthenis Zarodimos
16	GNA-ZVA2 STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS 225 FRANKLIN STREEET MA 02110, U.S.A	4.840	Mrs. Irene Papastergiou
17	GNA-GP90 STATE OF MINNESOTA STATE EMPLOYEES RETIREMENT PLAN 590 PARK STREET, 2ND FLOORSAINT PAUL MN 55103, U.S.A.	7.574	Mrs. Irene Papastergiou
18	INTERNATIONAL DYNAMIC COMPANIES DOMESTIC MUTUAL FUND, 7-9 Kifissias Str. & 2 Neapolis Str., 15123, Marousi, Greece	30.000	Mr Konstantinos Kondakis
19	INTERNATIONAL DEVELOPING COMPANIES DOMESTIC MUTUAL FUND 7-9 Kifissias Str. & 2 Neapolis Str., 15123, Marousi, Greece	50.000	Mr Konstantinos Kondakis
20	INTERAMERICAN OLYMPIONIKIS DOMESTIC MUTUAL FUND, 117 Kifissias Av., 151 80, Maroussi, Greece	220.000	Mr. Vassilios Skoulikis
21	PROBANK HELLAS DOMESTIC MUTUAL FUND, 10 Amerikis Str., 106 71 Athens Greece	7.000	Mr. Dimitrios Zafiris
22	SAKELLARIDIS CHRISTOS, 44 Omirou Str. 106 72 Athens Greece	6.000	Mr. George Sakellaridis
23	DOUZINAS GEORGE, 2 Evgenias Str., 151 23 Marousi Athens Greece	10	-
24	MARIOLIS ELIAS, 13 Tsimiski Str., 124 62 Xalandri Greece	1.500	-
25	PRITSAS KONSTANTINOS, 17 Eleftheriou Venizelou Str., 133 41 Fili, Athens Greece	9.200	-
26	PRITSA EFTHIMIA, 16 Enou Str., 141 22 N.Iraklio, Athens Greece	9.200	-

27	FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST THE AMERICAN ROAD DEARE, 48121 MICHIGAN, U.S.A.	3.970	Mr. Sotirios Leonardos
28	MELETIADIS NIKOLAOS, 58 Sozopoleos Str., 104 45 Athens Greece	10	-
29	MELETIADIS DIMITRIOS, 58 Sozopoleos Str., 104 45 Athens Greece	20	-
30	TOULIOS DIMITRIOS, 32 Akadimias Str. 106 72 Athens Greece	10	-
TOTAL OF TIMELY MADE BLOCKINGS FOR THE GENERAL MEETING		47.227.481	64,8%
TOTAL OF SHARES		72.876.440	

At the beginning of the meeting the President of the Board of directors, Mr. Michael J. Maillis, undertakes the duties of provisional Chairman, according to article 20 of the Articles of Association, who assigns as provisional secretary-scrutineer Mr. Charalambos Stavrinoudakis.

The Chairman announces the opening of the meeting and reads the drawn up table of those Shareholders who have the right to be present in the Ordinary General Meeting and their representatives. All the above mentioned shareholders representing the shares specified next to each one, were found to be present except those next to the numbers 23 & 25.

After checking the legalization documents it was ascertained that all of the procedures in regards to the convocation and the legal formation of this Ordinary General Meeting have been kept, as provided by the law and the Articles of Incorporation. No objection has been raised against the validity of this table, which was then certified by the General Meeting which being in quorum, given that shareholders who represent **47.218.271** shares over a total of 72.876.440 company shares are present or are represented in it, which represent a percentage of **64,8 %.**

At this point it was noted that the Company (M.J.MAILLIS S.A.- PACKING SYSTEMS) participates at the General Meeting with 2.642.440 shares, which have been "bought-back" according to art. 16 of the law 2190/1920 and to the three decisions of the General Shareholders Meetings, dated 21.12.2000, 6.6.2002 and 31.03.2003, and have been lawfully blocked and are calculated for the formation of quorum but do not hold voting rights

The General Meeting again unanimously selected as its final Chairman Mr. Michael J. Maillis and as a Secretary and Scrutineer Mr. Charalambos Stavrinoudakis and permitted the participation in this annual Ordinary General Meeting of both the aforementioned shareholders who are present as well as the shareholders below, who presented overdue, up until today, blocking certificates of their shares as well as their legalization documents:

	SHAREHOLDER	NUMBER OF SHARES & VOTES	REPRESENTATIVE
1	NATIONAL INVESTMENT PORTFOLIO COMPANY, 12-14 Amalias Str., 105 57 Athens Greece	420.000	Mrs. Aikaterini Pippa
2	KRASADAKIS IOANNIS, 32 Apostolopoulou Str., 152 31 Xalandri, Greece	1.006	-
3	EGGLEZOS HARALAMBOS, 78 Plapouta Str., 165 61 Glyfada, Greece	10	-
TOTAL OF OVERDUE BLOCKED SHARES		421.016	0,57 %
TOTAL OF SHARES		72.876.440	

It is noted that with the participation of the aforementioned shareholders the total of the shares, which are present or are represented in this General Meeting and their corresponding votes amounts to **47.648.497** over a total of 72,876,440 shares and votes, which correspond to a percentage of **65,34%.**

Then the invitation, which was published and distributed, to the Shareholders was read and the discussion upon the items of the Agenda begins:

1st ISSUE

SUBMISSION OF THE ANNUAL FINANCIAL STATEMENTS (BALANCE SHEET, PROFIT AND LOSS ACCOUNT, APPROPRIATION ACCOUNT AND NOTES OF FINANCIAL STATEMENTS), OF THE CERTIFIED AUDITOR'S REPORT, AS WELL AS OF THE MANAGEMENT REPORT OF THE BOARD OF DIRECTORS FOR THE FISCAL YEAR 2003 (1-1-2003 – 31-12-2003)

The Balance Sheet of 31-12-2003, the Profit and Loss Account 1/1-31/12/2003 and the Appropriation Account were submitted to the General Meeting, as they have been entered in the Inventory and Balance Sheet Book of the Company, were approved by the Board of Directors of the Company at its meeting of 24/2/2004 and have been registered in its record number 530 of same date.

These financial statements:

a) Have been audited by the Certified Auditor, Mr. Kyriakos Riris, who was appointed by the Audits Company "PRICEWATERHOUSECOOPERS".
b) Have been submitted to the Ministry of Development on 11/5/2004 (number of register K2-5742-/11.5.2004) and have been published in time in the Bulletin of Societes Anonymes and Limited Liability companies of the Official Gazette, as well as in the following newspapers:

1. KATHIMERINI Issue 28/2/2004
2. EXPRESS Issue 28/2/2004
3. AMARYSIA Issue 28/2/2004

Then the Notes of the Financial Statements and the Board of Directors Report, as they were approved by it at its meeting of 24/2/2004 and have been registered in the

aforementioned record number 530 of the Board of Directors with same date. The Appendix has also been certified by the Certified Auditor Mr. Kyriakos Riris.

Then, the Certified Auditor's, Mr. Kyriakos Riris, report was read, which is as follows:

Certified Auditor's Audit Certificate

To the Shareholders of
"M. J. Maillis S.A. – Packing Systems"

I have audited the above Financial Statements and the Notes to the Financial Statements of "M. J. Maillis S.A. – Packing Systems" for the year ended 31 December 2003. My audit was carried out in accordance with the provisions of article 37 of CL 2190/1920 "Referring to Companies" and the auditing procedures, which I considered appropriate, based on the principles and auditing standards followed by the Institute of Certified Auditors Accountants. All books and records maintained by the Company have been made available to me and I have been given all the information and explanations which I have requested for the purposes of the audit. The Company's accounts have been prepared in accordance with Greek Generally Accepted Accounting Principles. There has been no change in the stock valuation principles compared to the prior year and the production cost is calculated in accordance with the generally accepted cost accounting principles. I have agreed the contents of the Directors' Report to the Annual General Meeting of the Shareholders with the Financial Statements. The Attachment contains the information required by paragraph 1 of article 43a of CL 2190/1920. The following matters were noted as a result of the audit:

1. *The company has included in account C "Investments and other long-term receivables" an amount of € 153,673,000 relating to investments in subsidiaries, that were valued at acquisition cost and not in accordance with paragraph 6 of article 43 of CL2190/1920, which requires the valuation at the lower value between acquisition cost and net equity. Had the Company followed the requirements set out by CL2190/1920 the above value of investments would have been decreased by €31,787,000 and this amount would have been expensed in previous years' results.*

2. *The company's receivables include long outstanding receivables amounting to € 1,200,000. The company has not created any provision for a part or the whole of this amount.*

3. *The company has included approximately € 2,906,000 in account B4 "Other Setup Expenses". This amount relates to the net book value of losses incurred from the disposal and year-end valuation of investments listed on the Athens Stock Exchange, of which approximately € 1,671,000 have been expensed in prior years and approximately € 581,000 have been expensed in the current year results. If the Company had followed the requirements set out by CL 2190/1920, the full amount would have been expensed in prior years.*

4. *Based on interpretation No 205/1988 of the full session of the State Legal Council, the company has not raised a provision for retirement settlement, as none of the employees will obtain pension rights before the end of the forthcoming year. If the Company had raised a provision in accordance with article 42e of CL 2190/1920 for*

compensation for employee terminations, the provision would have amounted to approximately € 637,000 , of which approximately € 553,000 relates to prior years and approximately € 84,000 relates to current year results.

5. *The years 2002 to 2003 have not been audited by the tax authorities and therefore the tax liabilities of the company have not yet been finalised.*

In my opinion, the aforementioned Financial Statements are in agreement with the books and records of the company and together with the Attachment, present, subject to the matters mentioned above and the notes appearing on the face of the financial statements, the company's assets and financial position as at 31 December 2003 and the results for the financial year then ended, in accordance with the current legislation and Greek Generally Accepted Accounting Principles, which do not differ from those which the company had applied in the previous year.

Athens, 26th February, 2004
Certified Auditor- Accountant
KYRIAKOS - RIRIS
License Registration Number: 12111

2nd ISSUE

SUBMISSION OF THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS (CONSOLIDATED BALANCE SHEET, CONSOLIDATED PROFIT AND LOSS ACCOUNT, CONSOLIDATED APPROPRIATION ACCOUNT AND CONSOLIDATED NOTES OF FINANCIAL STATEMENTS), OF THE CERTIFIED AUDITOR'S REPORT, AS WELL AS OF THE CONSOLIDATED MANAGEMENT REPORT OF THE BOARD OF DIRECTORS FOR THE FISCAL YEAR 2003 (1-1-2003 – 31-12-2003)

The Consolidated Balance Sheet of 31st December 2003 of the company M. J. MAILLIS S.A. – PACKING SYSTEMS and the affiliated companies STRAPTECH S.A. – PACKING SYSTEMS AND MATERIALS, M.J.MAILLIS BULGARIA EOOD, M.J.MAILLIS ROMANIA SA, HELERO BV, M.J.MAILLIS FRANCE SAS, MARFLEX M.J.MAILLIS GROUP SpZOO, M.J.MAILLIS ESPANA S.A., M.J.MAILLIS CZECH SRO, M.J.MAILLIS ALBANIA LTD, EUROPACK S.A., COLUMBIA SRL, M.J.MAILLIS HUNGARY KFT, CONTIPAK GMBH OY M.J.MAILLIS FINLAND AB, M.J.MAILLIS SVERIGE AB, MAILLIS HOLDING GMBH, SANDER PACKAGING BV, M.J.MAILLIS UK LTD, SIAT SPA, SICME SRL, SIAT BENELUX, COMBI PACKAGING SYSTEMS, MEGA SRL, TAM SRL, SIAT USA, MAILLIS SANDER GMBH, SANDER GMBH & CO KG, SANDER NV, WULFTEC INTERNATIONAL INC and MAILLIS STRAPPING NETWORK LLP, and the Consolidated Profit and Loss Account 1/1-31/12/2003 and the Consolidate Notes of Financial Statements were submitted to the General Meeting, as they were approved by the Board of Directors of the Company at its meeting of 24/2/2004 and have been registered in its record number 531 of same date.

These financial -statements:

(a) Have been audited by the Certified Auditor, Mr. Kyriakos Riris, who was appointed by the Audits Company "PRICEWATERHOUSECOOPERS".

(b) Have been submitted to the Ministry of Development on 11/5/2004 (number of register K2-5742/11.5.2004) and have been published in time in the Bulletin of Societes Anonymes and Limited Liability companies of the Official Gazette, as well as in the following newspapers:

1. KATHIMERINI Issue 28/2/2004
2. EXPRESS Issue 28/2/2004
3. KIFISSIA Issue 28/2/2004

Then the Consolidated Notes of Financial Statements and the Board of Directors report, as they were approved by it at its meeting of 24/2/2004 and have been registered in the aforementioned record number 531 of the Board of Directors with same date. The Consolidated Appendix has also been certified by the Certified Auditor Mr. Kyriakos Riris.

Then, the report of the Certified Auditor Mr. Kyriakos Riris was read, which is as follows:

Certified Auditor's Audit Certificate
To the Shareholders of "M. J. Maillis S.A. – Packing Systems"
and it's subsidiaries

I have audited the above Consolidated Financial Statements, comprising the consolidated balance sheet and income statement and the related Notes to the Consolidated Financial Statements of "Michael J Maillis AEBE – Packaging Systems", together with its subsidiary companies, for the year ended 31 December 2003. My audit was carried out in accordance with the provisions of article 108 of CL 2190/1920 "Referring to Companies" and the auditing procedures, which I considered appropriate for the consolidation, based on the principles and auditing standards followed by the Institute of Certified Auditors Accountants.
I have confirmed that the contents of the Directors' Report to the Annual General Meeting of the Shareholders is in accordance with the above Consolidated Financial Statements. The scope of my audit did not include the subsidiary companies representing 22% and 30% of the consolidated assets and of the consolidated turnover respectively. The financial statements of the above subsidiaries have been audited to a large extent by other certified auditors, on whose audit certificates we have placed reliance in order to express the opinion that follows, to the extent that this is affected by consolidated amounts appearing in the above subsidiaries' financial statements. The following matters were noted as a result of the audit:

1. *The Group has included in account B "Implementation costs" and C "Fixed assets" as at 31/12/2003 a net book value amounting to € 6,400,000, which relates to amounts paid in previous year for the reorganization and development of the sales networks of the Group's subsidiary companies which together with the depreciation for the current year of € 1,600,000, should have been expensed in previous year's results.*

2. *The Group has included in accounts B4 "Other Setup Expenses" and C1 "Research and development costs" an amount of € 3,715,000 (Net Book Value), relating to amounts paid in this year for the research and development of new products in subsidiary companies of the Group. This amount was not expensed in this year's result, and will be amortized evenly over a five-year period.*

3. *The parent company's receivables include long outstanding receivables amounting to € 1,200,000. The parent company has not created any provision for a part or the whole of this amount.*

4. *The parent company has included approximately € 2,906,000 in account B4 "Other Setup Expenses". This amount relates to the net book value of losses incurred from the sale and valuation of investments of securities listed on the Athens Stock Exchange. From the amount approximately € 1,671,000 were charged to prior years profits and approximately € 581,000 to current year's profits. If the company had followed the requirements set out by CL 2190/1920 the full amount would have been charged to prior years profits.*

5. *Based on the interpretation No 205/1988 of the full session of the State Legal Council, the companies included in the consolidation have not raised provisions for retirement settlement, as none of the employees will obtain pension rights before the end of the forthcoming year. If the companies had raised provisions in accordance with article 42e of CL 2190/1920 for provisions for retirement settlement, the provisions would have amounted to approximately € 706,000 of which approximately € 604,000 should have been charged to prior years profits and approximately € 102,000 to current year profits.*

6. *The tax authorities have not audited the parent company's financial records for the years 2002 and 2003 and Straptech for the years 2000 to 2003. Therefore the Group's tax liability cannot be considered as final.*

In my opinion, after taking into account the matters and notes of the company noted above, the aforementioned Consolidated Financial Statements have been prepared in accordance with the requirements set out by CL 2190/1920 and reflect the Group's assets and financial position as at 31 December 2003 and the consolidated results for the financial year then ended, in accordance with the current legislation and Greek Generally Accepted Accounting Principles, which do not differ from those which the Company had applied in the previous year.

Athens, 26 February 2004
Certified Auditor- Accountant
KYRIAKOS - RIRIS
License Registration Number: 12111

3rd ISSUE

APPROVAL OF THE ABOVE ANNUAL CONSOLIDATED & NON CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEAR 2003 (1-1-2003 – 31-12-2003)

After that the General Meeting unanimously approved the aforementioned Balance Sheet of 31.12.2003 and the Profit and Loss Account 1/1-31/12/2003, as well as the Appropriation Account, as specified in the aforementioned table which was approved by the Board of Directors by its Record, number 530/24.02.2004.

After that the General Meeting unanimously approved the aforementioned Consolidated Balance Sheet of 31.12.2003 and the Consolidated Profit and Loss Account 1/1-31/12/2003, which was approved by the Board of Directors by its Record, number 531/24.02.2004.

It is noted that the Company (M.J. Maillis S.A.) did not participate to the voting procedure, as the 2.642.440 shares, which have been "bought-back" do not hold voting rights.

4th ISSUE

RELEASE OF THE MEMBERS OF THE BOARD OF DIRECTORS AND THE CERTIFIED AUDITOR-ACCOUNTANT FROM ANY RESPONSIBILITY OF COMPENSATION IN REGARDS TO THE BALANCE SHEET, THE FISCAL YEAR RESULTS AND THE MANAGEMENT OF THE COMPANY, AS WELL AS THE CONSOLIDATED FISCAL YEAR RESULTS – BALANCE SHEET AND MANAGEMENT OF FISCAL YEAR 2003 (1.1. - 31.12.2003)

The General Meeting, after calling each one of the shareholders who are present by their name and particularly, with 18.890.683 voting rights of Mr. Michael J. Maillis, with 21.058.024 voting rights of the company HORQUETA HOLDING Ltd, represented by Mr. Nikolaos Tritsibidas, with 1.300.000 voting rights of DILOS BLUE CHIPS SELECTED VALUES DOMESTIC MUTUAL FUND, with 400.000 voting rights of DILOS SMALL-CAP DOMESTIC MUTUAL FUND, with 25.000 voting rights of DILOS FINANCE DOMESTIC MUTUAL FUND, with 80.000 voting rights of DILOS INFORMATION & TECHNOLOGY DOMESTIC MUTUAL FUND, with 80.000 voting rights of DILOS TOP -30 DOMESTIC MUTUAL FUND, with 1.185.000 voting rights of EUROBANK VALUE INDEX DOMESTIC MUTUAL FUND, with 312.000 voting rights of EUROBANK GENESIS DOMESTIC MUTUAL FUND, with 60.000 voting rights of EUROBANK VALUE AND CAPITAL MIXED DOMESTIC, with 550.000 voting rights of HERMES DYNAMIC (HERMES MUTUAL FUNDS) DOMESTIC MUTUAL FUND, with 45.000 voting rights of HERMES MIXED (HERMES MUTUAL FUNDS) DOMESTIC MUTUAL FUND, with 150.000 voting rights of ASPIS DOMESTIC MUTUAL FUND, with 100.000 voting rights of ASPIS 21ST CENTURY DOMESTIC MUTUAL FUND, with 4.840 voting rights of GNA-ZVA2 STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS, with 7.574 voting rights of GNA-GP90 STATE OF MINNESOTA STATE EMPLOYEES RETIREMENT PLAN, with 30.000 voting rights of INTERNATIONAL DYNAMIC COMPANIES DOMESTIC MUTUAL FUND, with 50.000 voting rights of INTERNATIONAL DEVELOPING COMPANIES DOMESTIC MUTUAL FUND, with 200.000 voting rights of INTERAMERICAN OLYMPIONIKIS DOMESTIC MUTUAL FUND, with 7.000 voting rights of PROBANK HELLAS DOMESTIC MUTUAL FUND, with 6.000 voting rights of Mr. SAKELLARIDIS CHRISTOS, with 1.500 voting rights of Mr. MARIOLIS ELIAS, with 9.200 voting rights of Mrs. PRITSA EFTHIMIA, with 3.970 voting rights of FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST, with 10 voting rights of Mr. MELETIADIS NIKOLAOS, with 20 voting rights of Mr. MELETIADIS DIMITRIOS, with 10 voting rights of Mr. TOULIOS DIMITRIOS, with 420.000 voting rights of NATIONAL INVESTMENT PORTFOLIO COMPANY, with 1.006 voting rights of Mr. KRASADAKIS IOANNIS, with 10 voting rights of Mr. EGGLEZOS HARALAMBOS, released the Board of Directors and the Auditor from any liability in regards to the accounting period of 2003.

It is noted that the Company (M. J. Maillis S.A.) did not participate to the voting procedure, as the 2.642.400 shares, which have been "bought-back" do not hold voting rights.

5th ISSUE

ELECTION OF CERTIFIED AUDITOR-ACCOUNTANT FOR FISCAL YEAR 2004 (1/1/2004 –31/12/2004)

The General Meeting unanimously selected as an Auditor for the fiscal Year 2004 the Audits Company "DRM STYLIANOU S.A.", and determined the amount of its fee up to eighty three thousand EURO (83.000,00 €) for the audits both of the company and plus of the consolidated financial statements.

It is noted that the Company (M. J. Maillis S.A.) did not participate to the voting procedure, as the 2.642.440 shares, which have been "bought-back" do not hold voting rights.

6th ISSUE

APPROVAL OF FEES AND ALLOWANCES FOR THE MEMBERS OF THE BOARD OF DIRECTORS

The General Meeting with a unanimous decision, approved the fees of the three executive members of the Board of Directors to remain at last year's level, meaning: (a) that the fee of the executive member, Mr. Michael J. Maillis, for the services he offers to the company as its Managing Director will be up to two hundred thirty five thousand EUROS (235.000,00 €) per year, (b) the fee of the executive member, Mr. Charalambos Stavrinoudakis, for the services he offers to the company as its Group Financial Director, will amount up to one hundred ninety one thousand EUROS (191.000,00 €) per year and (c) the fee of the executive member, Mr. Michael Panagis, for the services he offers to the company as the Group Marketing & Sales Director will amount up to one hundred ninety one thousand EUROS (191.000,00 €) per year.

Additionally the General Meeting with a unanimous decision, too, approved the compensation of the non-executive member of the Board of Directors, Mr. Sotiris Orestidis, for his services as supervisor of the internal audit of the company, to amount thirty two thousand EUROS (32.000,00 €) per year.

It is noted that the Company (M. J. Maillis S.A.) did not participate to the voting procedure, as the 2.642.440 shares, which have been "bought-back" do not hold voting rights.

7th ISSUE

GRANTING OF PERMISSION ACCORDING TO ARTICLE 23 PAR. 1 OF CODE LAW 2190/1920, TO MEMBERS OF THE BOARD OF DIRECTORS AND TO EXECUTIVES OF THE COMPANY TO PARTICIPATE IN THE MANAGEMENT OR DIRECTORSHIP OF COMPANIES WHICH BELONG TO THE COMPANY'S GROUP AND WHICH PURSUE THE SAME OR SIMILAR PURPOSES.

The General Meeting unanimously decided to grant to the members of the Board of Directors and to the Directors of the Company the permission to participate in the Boards of Directors and the Management of the subsidiaries of the Company.

It is noted that the Company (M. J. Maillis S.A.) did not participate to the voting procedure, as the 2.642.440 shares, which have been "bought-back" do not hold voting rights.

8th ISSUE

CANCELLATION OF THE SHARES BOUGHT BACK FOLLOWING THE EXTRAORDINARY GENERAL ASSEMBLY BY DECISION TAKEN ON 21-12- 2000, THAT WERE NOT SOLD AS PROVIDED BY THE LAW WITHIN A THREE YEARS PERIOD AND RESPECTIVE DECREASE OF THE COMPANY'S SHARE CAPITAL

It was noted that total number of shareholders present or represented to the General Meeting, as it is analyzed above, is not enough to form the extraordinary quorum defined in Article 29§3 of the Codified Law 2190/1920, which is a prerequisite in order to have a valid resolution on this issue of the agenda, therefore the General Meeting did not discuss the present issue.

9th ISSUE

PUBLICATION OF THE LIST OF SHAREHOLDERS WHO PROVIDED THE SHARES THAT WERE BOUGHT.

The President of the General Shareholders Meeting and company's Managing Director informed the company's shareholders that on March 30th, 2004 expired the period for shares buy-back set by the Extraordinary General Assembly by decision taken on 31 – 3 – 2003 and defined by the Board of Directors on 14 – 4 – 2003 to last from 14 – 4 – 2003 to 30 – 3 – 2004 and that during this period from 14th April 2003 to 30th March 2004, the company has purchased 388.940 own shares at an average purchase price of three Euros and eleven cents (3,11 euros), which represent the 0,53 % of the company's total capital equity. Furthermore, he provided to the shareholders the list with the shareholders from whom the purchased shares came from.

10th ISSUE

PASSING OF A NEW RESOLUTION ON SHARES BUY-BACK, ACCORDING TO ARTICLE 16, PARAGRAPHS 5 AND 6, OF CODIFIED LAW 2190/1920.

The President of the General Shareholders Meeting and company's Managing Director informs the company's shareholders of the proposal of the Board of Directors concerning the new decision of share buy-back to be taken, in compliance with article 16 par. 5 and 6 of C.L. 2190/1920, in order to further support the share's value at the Stock Exchange, setting the minimum price at one euro (1 €) per share and the maximum price at nine euros (9 €) per share.

The General Shareholders Meeting unanimously resolved that the company proceed to a new share buy-back period, in compliance with article 16 par. 5 and 6 of C.L. 2190/1920, in order to further support the share's value at the Stock Exchange, up to 6,37% of the total number of shares, i.e. up to 4,642,229 shares, within the following 12 months from today, setting the maximum price at nine euros (9 €) per share and the minimum price at one euro (1 €) per share.

11th ISSUE

VARIOUS ANNOUNCEMENTS

After that, the President and Managing Director, Mr. Michael J. Maillis, spoke and after making a brief review of the actions taken through out the fiscal year under judgment, he talked over the current position of the company and its future perspectives.

A discussion took place at this stage, where the President and Managing Director, Mr. Michael J. Maillis, answered to various questions raised by the shareholders of the Company.

Then, and given that there was no other issue in the agenda, nor did anyone of those present have any objection to it or wanted to add anything further, the President announced the termination of the works of the annual Ordinary General Meeting.

In witness thereof this record was drawn up, which is signed by the President and the Secretary of the General Meeting.

THE PRESIDENT	THE SECRETARY
(signature)	(signature)
MICHAEL J. MAILLIS	CHARALAMBOS STAVRINOUDAKIS

True copy of the same date,
The President of the General Meeting

(signature)

MICHAEL J. MAILLIS

I hereby confirm that this is a true translation of the attached certified copy.
Athens, 1/9/2004
The confirming Lawyer

ELENI P. KOURLIMPINI
LAWYER LL.M.
AUT. IRAKLIOU 5 MAROUSSI 15122
TEL. 010 61 25 739
VAT. No 051154443 - AMAROUSSIOU

M. I . ΜΑΪΛΛΗΣ Α.Ε.Β.Ε.
ΣΥΣΤΗΜΑΤΑ ΣΥΣΚΕΥΑΣΙΑΣ

ΑΥΤ. IRAKLIOU 57 MAROUSSI 15122 TEL. 010 61 25 739 VAT. No 0511... MAROUSSIOU

URILIMPIC L.L.M. MAROUSSI 15122 25 739 MAROUSSIOU

ΕΤΗΣΙΑ ΤΑΚΤΙΚΗ ΓΕΝΙΚΗ ΣΥΝΕΛΕΥΣΗ ΤΩΝ ΜΕΤΟΧΩΝ ΤΗΣ 2ας–06-2004

Οι κ.κ. Μέτοχοι της Εταιρείας συνήλθαν σήμερα, την 2α Ιουνίου 2004 ημέρα Τετάρτη και ώρα 17.00 μεταμεσημβρινή, σε Ετήσια Τακτική Γενική Συνέλευση, στο Ξενοδοχείο ATHENS PLAZA (αίθουσα PACIFIC), στην Πλατεία Συντάγματος στην Αθήνα (πρώην ξενοδοχείο MERIDIEN) μετά από πρόσκληση του Διοικητικού Συμβουλίου της 10ης Μαΐου 2004, που δημοσιεύτηκε εμπρόθεσμα στις εξής εφημερίδες:

ΚΑΘΗΜΕΡΙΝΗ	Φύλλο της 12-05-2004
ΕΞΠΡΕΣ	Φύλλο της 12-05-2004
ΤΥΠΟΣ ΚΗΦΙΣΙΑΣ	Φύλλο της 12-05-2004

Επίσης η πρόσκληση δημοσιεύτηκε εμπρόθεσμα στο Τεύχος Α.Ε. και Ε.Π.Ε. της Εφημερίδας της Κυβερνήσεως, υποβλήθηκε εμπρόθεσμα επίσης στο Υπουργείο Ανάπτυξης και τοιχοκολλήθηκε σε εμφανές μέρος των γραφείων της εταιρείας 10 πλήρεις ημέρες, πριν από την Γενική Συνέλευση.

Σημειώνεται ότι για την σύγκληση της Συνέλευσης εκτός της έδρας της εταιρείας, είχε προηγουμένως ληφθεί η υπ' αριθ. Πρωτ. Κ2- 5402/06.05.2004 άδεια της αρμόδιας Δ/νσης του Υπουργείου Ανάπτυξης.

Σαράντα οκτώ (48) ώρες πριν τη συνεδρίαση καταρτίστηκε από το Διοικητικό Συμβούλιο και τοιχοκολλήθηκε σε εμφανές μέρος των γραφείων της Εταιρείας ο καταρτισθείς από το Διοικητικό Συμβούλιο πίνακας των εχόντων δικαίωμα να παραστούν και να ψηφίσουν στην παρούσα συνεδρίαση της Γενικής Συνέλευσης Μετόχων, με ένδειξη του αριθμού των μετοχών, των ψήφων, των αντιπροσώπων τους και των διευθύνσεων τους, που έχει ως εξής:

ΠΙΝΑΚΑΣ ΕΜΠΡΟΘΕΣΜΩΝ ΓΙΑ ΤΗΝ ΕΤΗΣΙΑ ΤΑΚΤΙΚΗ ΓΕΝΙΚΗ ΣΥΝΕΛΕΥΣΗ 02/06/2004

	Μέτοχος	Αριθμός Μετοχών &Ψήφων	Αντιπρόσωπος
1	ΜΙΧΑΗΛ Ι. ΜΑΪΛΛΗΣ ΠΕΣΜΑΖΟΓΛΟΥ 38, 145 61, ΚΗΦΙΣΙΑ	18.890.683	-
2	HORQUETA HOLDINGS Ltd AKARA BUILD, 24 DECASTRO ST WICKHAM, ROAD TOWN TORTOLA, ΠΑΡΘΕΝΑ ΝΗΣΙΑ ΑΓΓΛΙΑΣ	21.058.024	κος. Νικόλαος Τριτσιμπίδας
3	Μ.Ι.ΜΑΪΛΛΗΣ Α.Ε.Β.Ε.-ΣΥΣΤΗΜΑΤΑ ΣΥΣΚΕΥΑΣΙΑΣ ΞΕΝΙΑΣ 5 & ΧΑΡΙΛΑΟΥ ΤΡΙΚΟΥΠΗ 145 62, ΚΗΦΙΣΙΑ	2.642.440	κος. Αναστάσιος Πετρουτσάς
4	ΑΚ ΔΗΛΟΣ BLUE CHIPS ΕΠΙΛΕΓΜΕΝΩΝ ΑΞΙΩΝ ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ ΑΜΑΛΙΑΣ 12, 105 57, ΑΘΗΝΑ	1.300.000	κος. Ηλίας Γουνελάς
5	ΔΗΛΟΣ SMALL-CAP ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ ΑΜΑΛΙΑΣ 12, 105 57, ΑΘΗΝΑ	400.000	κος. Ηλίας Γουνελάς

6	Α/Κ ΔΗΛΟΣ ΧΡΗΜΑΤΟΟΙΚΟΝΟΜΙΚΩΝ ΕΤΑΡΕΙΩΝ (FINANCE) ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ ΑΜΑΛΙΑΣ 12, 105 57, ΑΘΗΝΑ	25.000	κος. Ηλίας Γουνελάς
7	Α/Κ ΔΗΛΟΣ ΠΛΗΡΟΦΟΡΙΚΗΣ ΚΑΙ ΤΕΧΝΟΛΟΓΙΑΣ ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ ΑΜΑΛΙΑΣ 12, 105 57, ΑΘΗΝΑ	80.000	κος. Ηλίας Γουνελάς
8	Α/Κ ΔΗΛΟΣ ΤΟΠ-30 ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ ΑΜΑΛΙΑΣ 12, 105 57, ΑΘΗΝΑ	80.000	κος. Ηλίας Γουνελάς
9	EUROBANK VALUE INDEX ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ ΣΤΑΔΙΟΥ 10, 105 64 ΑΘΗΝΑ	1.185.000	κος. Σωτήριος Λεονάρδος
10	EUROBANK GENESIS ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ ΣΤΑΔΙΟΥ 10, 105 64 ΑΘΗΝΑ	312.000	κος. Σωτήριος Λεονάρδος
11	EUROBANK ΚΕΦΑΛΑΙΟΥ ΚΑΙ ΥΠΕΡΑΞΙΑΣ ΜΙΚΤΟ ΕΣΩΤΕΡΙΚΟΥ ΣΤΑΔΙΟΥ 10 105 64 ΑΘΗΝΑ	60.000	κος. Σωτήριος Λεονάρδος
12	ΑΜΟΙΒΑΙΟ ΚΕΦΑΛΑΙΟ ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ ΕΡΜΗΣ ΔΥΝΑΜΙΚΟ (ΕΡΜΗΣ ΑΕΔΑΚ) ΠΑΝΕΠΙΣΤΗΜΙΟΥ 39, 105 64, ΑΘΗΝΑ	550.000	κος. Σωτήριος Λεονάρδος
13	ΑΜΟΙΒΑΙΟ ΚΕΦΑΛΑΙΟ ΜΙΚΤΟ ΕΣΩΤΕΡΙΚΟΥ ΕΡΜΗΣ ΜΙΚΤΟ-ΕΡΜΗΣ ΑΕΔΑΚ ΠΑΝΕΠΙΣΤΗΜΙΟΥ 39, 105 64, ΑΘΗΝΑ	45.000	κος. Σωτήριος Λεονάρδος
14	Α/Κ ΑΣΠΙΣ ΜΕΤΟΧΩΝ ΕΣΩΤΕΡΙΚΟΥ ΛΕΚΚΑ 23-25, 10562, ΑΘΗΝΑ	150.000	κος. Δημοσθένης Ζαροδήμος
15	ΑΣΠΙΣ 21ΟΣ ΑΙΩΝ ΜΕΤΟΧΩΝ ΕΣΩΤΕΡΙΚΟΥ ΛΕΚΚΑ 23-25, 10562, ΑΘΗΝΑ	100.000	κος. Δημοσθένης Ζαροδήμος
16	GNA-ZVA2 STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS 225 FRANKLIN STREEET MA 02110, Η.Π.Α.	4.840	κα. Ειρήνη Παπαστεργίου
17	GNA-GP90 STATE OF MINNESOTA STATE EMPLOYEES RETIREMENT PLAN 590 PARK STREET, 2ND FLOORSAINT PAUL MN 55103, Η.Π.Α.	7.574	κα. Ειρήνη Παπαστεργίου
18	INTERNATIONAL Α/Κ ΔΥΝΑΜΙΚΩΝ ΕΤΑΙΡΕΙΩΝ ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ ΛΕΩΦ.ΚΗΦΙΣΙΑΣ 7-9 & ΝΕΑΠΟΛΕΩΣ 2, 15123, ΑΘΗΝΑ	30.000	κος. Κων/νος Κονδάκης
19	INTERNATIONAL Α/Κ ΑΝΑΠΤΥΞΙΑΚΟ ΕΣΩΤΕΡΙΚΟΥ ΛΕΩΦ.ΚΗΦΙΣΙΑΣ 7-9 & ΝΕΑΠΟΛΕΩΣ 2, 151 23, ΜΑΡΟΥΣΙ	50.000	κος. Κων/νος Κονδάκης
20	INTERAMERICAN Α/Κ ΟΛΥΜΠΙΟΝΙΚΗΣ ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ Λ.ΚΗΦΙΣΙΑΣ 117, 151 80, ΑΘΗΝΑ	220.000	κος. Βασίλειος Σκουλίκης
21	ΑΜΟΙΒΑΙΟ ΚΕΦΑΛΑΙΟ PROBANK ΕΛΛΑΣ ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ ΑΜΕΡΙΚΗΣ 10, 106 71, ΑΘΗΝΑ	7.000	κος. Δημήτριος Ζαφείρης
22	ΣΑΚΕΛΛΑΡΙΔΗΣ ΧΡΗΣΤΟΣ ΟΜΗΡΟΥ 44, 106 72, ΑΘΗΝΑ	6.000	κος. Γεώργιος Σακελλαρίδης
23	ΔΟΥΖΙΝΑΣ ΓΕΩΡΓΙΟΣ, ΕΥΓΕΝΕΙΑΣ 2, 151 23 ΜΑΡΟΥΣΙ	10	-
24	ΜΑΡΙΩΛΗΣ ΗΛΙΑΣ ΤΣΙΜΙΣΚΗ 13, 124 62, ΧΑΪΔΑΡΙ	1.500	-
25	ΠΡΙΤΣΑΣ ΚΩΝΣΤΑΝΤΙΝΟΣ ΕΛΕΥΘ. ΒΕΝΙΖΕΛΟΥ 17, 13341 ΦΥΛΗ	9.200	-

26	ΠΡΙΤΣΑ ΕΥΘΥΜΙΑ ΑΙΝΟΥ 16, 141 22, Ν.ΗΡΑΚΛΕΙΟ	9.200	-
27	FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST THE AMERICAN ROAD DEARE, 48121 MICHIGAN, Η.Π.Α.	3.970	κος. Σωτήριος Λεονάρδος
28	ΜΕΛΕΤΙΑΔΗΣ ΝΙΚΟΛΑΟΣ ΣΩΖΟΠΟΛΕΩΣ 58, 104 45 ΑΘΗΝΑ	10	
29	ΜΕΛΕΤΙΑΔΗΣ ΔΗΜΗΤΡΙΟΣ ΣΩΖΟΠΟΛΕΩΣ 58, 104 45 ΑΘΗΝΑ	20	
30	ΤΟΥΛΙΟΣ ΔΗΜΗΤΡΙΟΣ ΑΚΑΔΗΜΙΑΣ 32, 106 72 ΑΘΗΝΑ	10	-
	ΣΥΝΟΛΟ ΕΜΠΡΟΘΕΣΜΩΝ ΔΕΣΜΕΥΣΕΩΝ Γ.Σ.	**47.227.481**	**64,8 %**
	ΣΥΝΟΛΟ ΜΕΤΟΧΩΝ	**72.876.440**	

Αρχομένης της συνελεύσεως αναλαμβάνει καθήκοντα προσωρινού Προέδρου, σύμφωνα με το άρθρο 20 του Καταστατικού, ο Πρόεδρος του Διοικητικού Συμβουλίου κ. Μιχαήλ Ι. Μαΐλλης, ο οποίος προσλαμβάνει ως προσωρινό γραμματέα- ψηφολέκτη τον κ. Χαράλαμπο Α. Σταυρινουδάκη.

Ο Πρόεδρος κηρύσσει την έναρξη της συνεδρίασης και διαβάζει τον καταρτισθέντα πίνακα των δικαιουμένων να παραστούν στην Τακτική Γενική Συνέλευση Μετόχων και των αντιπροσώπων τους. Ευρέθησαν παρόντες άπαντες οι ανωτέρω μέτοχοι που αντιπροσωπεύουν τις έναντι εκάστου μετοχές, πλην αυτών που βρίσκονται στην αριθμητική σειρά 23 και 25.

Μετά τον έλεγχο των εγγράφων νομιμοποιήσεως, διαπιστώθηκε ότι τηρήθηκαν όλες οι εκ του νόμου και του Καταστατικού της εταιρείας διαδικασίες για την σύγκληση και νόμιμη συγκρότηση της παρούσας Τακτικής Γενικής Συνέλευσης. Καμία ένσταση δεν προβλήθηκε κατά του κύρους αυτού του πίνακα, ο οποίος και επικυρώθηκε ακόλουθα από την Γενική Συνέλευση που ευρίσκεται σε απαρτία, δεδομένου ότι παρίστανται ή αντιπροσωπεύονται σε αυτή μέτοχοι που εκπροσωπούν 47.218.271 μετοχές επί συνόλου 72.876.440 μετοχών της εταιρείας, ήτοι ποσοστό 64,8%.

Στο σημείο αυτό σημειώθηκε ότι η ίδια η εταιρεία, Μ. Ι. ΜΑΪΛΛΗΣ Α.Ε.Β.Ε.- ΣΥΣΤΗΜΑΤΑ ΣΥΣΚΕΥΑΣΙΑΣ, συμμετέχει στην Γενική Συνέλευση με τις ως άνω 2.642.440 μετοχές, που κατέχει η ίδια λόγω αγοράς βάσει του αρ. 16 του Κ.Ν. 2190/1920 και των από 21.12.2000, 6.6.2002 και 31.03.2003 αποφάσεων των Γενικών Συνελεύσεων των μετόχων της και που έχει νομίμως δεσμεύσει, οι οποίες υπολογίζονται για τον σχηματισμό της ως άνω απαρτίας στερούνται όμως δικαιώματος ψήφου.

Η Γενική Συνέλευση στην συνέχεια εξέλεξε πάλι ομόφωνα οριστικό Πρόεδρό της τον κ. Μιχαήλ Ι. Μαΐλλη, και Γραμματέα και ψηφολέκτη τον κ. Χαράλαμπο Α. Σταυρινουδάκη και επέτρεψε την συμμετοχή στην παρούσα ετήσια Τακτική Γενική Συνέλευση τόσο των ανωτέρω μετόχων, που προσκόμισαν εμπρόθεσμα τις βεβαιώσεις δέσμευσης των μετοχών τους και τα έγγραφα νομιμοποίησής τους, όσο και των κατωτέρω μετόχων, που προσκόμισαν εκπρόθεσμα μέχρι και σήμερα βεβαιώσεις δέσμευσης των μετοχών τους καθώς και τα έγγραφα νομιμοποιήσεώς τους:

	Μέτοχος	Αριθμός Μετοχών &Ψήφων	Αντιπρόσωπος
1.	ΕΘΝΙΚΗ ΕΤΑΙΡΙΑ ΕΠΕΝΔΥΣΕΩΝ ΧΑΡΤΟΦΥΛΑΚΙΟΥ ΛΕΩΦ. ΑΜΑΛΙΑΣ 12-14, 105 57 ΑΘΗΝΑ	420.000	κα. Αικατερίνη Πίππα
2.	ΚΡΑΣΑΔΑΚΗΣ ΙΩΑΝΝΗΣ ΑΠΟΣΤΟΛΟΠΟΥΛΟΥ 32, 152 31 ΧΑΛΑΝΔΡΙ	1.006	-
3.	ΕΓΓΛΕΖΟΣ ΧΑΡΑΛΑΜΠΟΣ ΠΛΑΠΟΥΤΑ 78, 165 61 ΓΛΥΦΑΔΑ	10	-
	ΣΥΝΟΛΟ ΕΚΠΡΟΘΕΣΜΩΝ ΔΕΣΜΕΥΣΕΩΝ Γ.Σ.	**421.016**	**0,57 %**
	ΣΥΝΟΛΟ ΜΕΤΟΧΩΝ	**72.876.440**	

Σημειώνεται ότι με την συμμετοχή των ανωτέρω μετόχων το σύνολο των μετοχών που παρίστανται ή αντιπροσωπεύονται στην παρούσα Γενική Συνέλευση ανέρχεται σε 47.648.497 επί συνόλου 72.876.440 μετοχών, ήτοι ποσοστό 65,34 %.

Ακολούθως διαβάστηκε η πρόσκληση που δημοσιεύθηκε και διανεμήθηκε στους Μετόχους και αρχίζει η συζήτηση των θεμάτων της Ημερησίας Διάταξης:

ΘΕΜΑ 1ο

ΥΠΟΒΟΛΗ ΤΩΝ ΕΤΗΣΙΩΝ ΟΙΚΟΝΟΜΙΚΩΝ ΚΑΤΑΣΤΑΣΕΩΝ (ΙΣΟΛΟΓΙΣΜΟΣ, ΚΑΤΑΣΤΑΣΗ ΛΟΓΑΡΙΑΣΜΟΥ ΑΠΟΤΕΛΕΣΜΑΤΩΝ ΧΡΗΣΕΩΣ, ΠΙΝΑΚΑΣ ΔΙΑΘΕΣΕΩΣ ΑΠΟΤΕΛΕΣΜΑΤΩΝ ΚΑΙ ΠΡΟΣΑΡΤΗΜΑ), ΤΗΣ ΕΚΘΕΣΕΩΣ ΤΟΥ ΟΡΚΩΤΟΥ ΕΛΕΓΚΤΗ, ΚΑΘΩΣ ΚΑΙ ΤΗΣ ΕΚΘΕΣΕΩΣ ΔΙΑΧΕΙΡΙΣΕΩΣ ΤΟΥ Δ.Σ. ΓΙΑ ΤΗΝ ΧΡΗΣΗ 2003 (1-1-2003 - 31-12-2003)

Ο Ισολογισμός της 31-12-2003, ο Λογαριασμός Αποτελεσμάτων Χρήσεως 1/1-31/12/2003 και ο Πίνακας Διαθέσεως Αποτελεσμάτων υποβλήθηκαν στη Γενική Συνέλευση, όπως καταχωρήθηκαν στο Βιβλίο Απογραφών και Ισολογισμών της Εταιρείας, εγκρίθηκαν από το Διοικητικό Συμβούλιο της Εταιρείας κατά την συνεδρίαση του της 24/2/2004 και καταχωρήθηκαν στο υπ' αριθμ. 530 πρακτικό του με την ίδια ημερομηνία.

Οι εν λόγω οικονομικές καταστάσεις:

α) Ελέχθηκαν από τον Ορκωτό Ελεγκτή κ. Κυριάκο Ριρή που όρισε η Ελεγκτική Εταιρεία “ΠΡΑΙΣΓΟΥΟΤΕΡΧΑΟΥΣΚΟΥΠΕΡΣ (PRICEWATER-HOUSECOO-PERS)”

β) Υποβλήθηκαν στο Υπουργείο Ανάπτυξης την 11/5/2004 (αριθ. πρωτ. Κ2-5742/11.5.2004) και δημοσιεύθηκαν εμπρόθεσμα στο Τεύχος Α.Ε. & Ε.Π.Ε της Εφημερίδας της Κυβερνήσεως, καθώς και στις ακόλουθες εφημερίδες:

1. ΚΑΘΗΜΕΡΙΝΗ Φύλλο 28/2/2004
2. ΕΞΠΡΕΣ Φύλλο 28/2/2004
3. ΚΗΦΙΣΙΑ Φύλλο 28/2/2004

Στη συνέχεια υποβλήθηκε το Προσάρτημα και η Έκθεση του Διοικητικού Συμβουλίου όπως εγκρίθηκαν από αυτό κατά την συνεδρίαση του της 24/2/2004 και έχουν καταχωρηθεί στο ανωτέρω υπ' αριθμ. 530 πρακτικό του Δ.Σ. με την ίδια ημερομηνία. Το Προσάρτημα έχει επίσης θεωρηθεί από τον Ορκωτό Ελεγκτή κ. Κυριάκο Ριρή.

Ακολούθως διαβάστηκε η έκθεση του Ορκωτού Ελεγκτή κ. Κυριάκου Ριρή, που έχει ως εξής:

ΠΙΣΤΟΠΟΙΗΤΙΚΟ ΕΛΕΓΧΟΥ ΟΡΚΩΤΟΥ ΕΛΕΓΚΤΗ ΛΟΓΙΣΤΗ

Προς τους κκ Μετόχους της Εταιρίας

«Μ. Ι. ΜΑΪΛΛΗΣ ΑΕΒΕ- ΣΥΣΤΗΜΑΤΑ ΣΥΣΚΕΥΑΣΙΑΣ »

Ελέγξαμε τις ανωτέρω Οικονομικές Καταστάσεις καθώς και το σχετικό Προσάρτημα της Ανώνυμης Εταιρείας «Μ. Ι. ΜΑΪΛΛΗΣ ΑΕΒΕ- ΣΥΣΤΗΜΑΤΑ ΣΥΣΚΕΥΑΣΙΑΣ» της εταιρικής χρήσεως που έληξε την 31 Δεκεμβρίου 2003. Ο έλεγχός μας, στα πλαίσια του οποίου λάβαμε και γνώση πλήρους λογιστικού απολογισμού των εργασιών των υποκαταστημάτων της εταιρείας, έγινε σύμφωνα με τις διατάξεις του άρθρου 37 του Κ.Ν. 2190/1920 «περί ανωνύμων Εταιρειών» και τις ελεγκτικές διαδικασίες που κρίναμε κατάλληλες, βάσει των αρχών και κανόνων ελεγκτικής που ακολουθεί το Σώμα Ορκωτών Ελεγκτών Λογιστών. Τέθηκαν στην διάθεσή μας τα βιβλία και στοιχεία που τήρησε η εταιρεία και μας δόθηκαν οι αναγκαίες για τον έλεγχο πληροφορίες και επεξηγήσεις που ζητήσαμε. Η εταιρεία εφάρμοσε ορθά το Ελληνικό Γενικό Λογιστικό Σχέδιο. Δεν τροποποιήθηκε η μέθοδος απογραφής σε σχέση με την προηγούμενη χρήση, και το κόστος παραγωγής που προκύπτει από τα λογιστικά βιβλία προσδιορίστηκε σύμφωνα με τις παραδεγμένες αρχές λογισμού του κόστους. Επαληθεύσαμε τη συμφωνία του περιεχομένου της εκθέσεως Διαχειρίσεως του Διοικητικού Συμβουλίου προς την Τακτική Γενική Συνέλευση των Μετόχων, με τις σχετικές Οικονομικές Καταστάσεις. Το Προσάρτημα περιλαμβάνει τις πληροφορίες που προβλέπονται από την παραγρ. 1 του άρθρου 43α του κωδ. Ν. 2190/1920. Από τον παραπάνω έλεγχό μας προέκυψαν τα εξής:

1. *Στο λογαριασμό Γ «Συμμετοχές και άλλες μακροπρόθεσμες χρηματοοικονομικές απαιτήσεις» ποσού € 153.673.000 περιλαμβάνονται συμμετοχές σε θυγατρικές εταιρείες που αποτιμήθηκαν στο κόστος κτήσεως και όχι με βάση τις διατάξεις του άρθρου 43 παρ. 6 του Κ.Ν. 2190/1920, που προβλέπει την αποτίμηση τους στην μικρότερη τιμή μεταξύ του κόστους κτήσεως και της λογιστικής καθαρής θέσης. Αν η αποτίμηση των συμμετοχών αυτών γινόταν σύμφωνα με τις διατάξεις του Κ.Ν. 2190/1920, οι παραπάνω αξίες θα ήταν μειωμένες κατά ποσό € 31.787.000, ποσό το οποίο θα έπρεπε να είχε επιβαρύνει τα αποτελέσματα προηγούμενων χρήσεων.*

2. *Μεταξύ των απαιτήσεων της εταιρείας περιλαμβάνονται και απαιτήσεις σε καθυστέρηση ποσού € 1.200.000 περίπου, για τις οποίες η εταιρεία δεν σχημάτισε πρόβλεψη για την μη ρευστοποίηση τους με ισόποση επιβάρυνση των αποτελεσμάτων της χρήσεως.*

3. *Η εταιρεία συμπεριέλαβε στο λογαριασμό Β4 "Λοιπά Έξοδα Εγκ/σεως" ποσό € 2.906.000 περίπου το οποίο αφορά κεφαλαιοποιηθείσες ζημιές από πώληση και αποτίμηση χρεογράφων εισηγμένων στο Χρηματιστήριο Αθηνών εκ των οποίων € 581.000 βάρυναν τα αποτελέσματα της χρήσης που έληξε την 31 Δεκεμβρίου 2003 και € 1.671.000 περίπου βάρυναν τα αποτελέσματα των προηγούμενων χρήσεων. Αν είχαν ακολουθηθεί οι οικείες διατάξεις του κωδ. Ν. 2190/1920 το σύνολο του ποσού θα είχε βαρύνει τα αποτελέσματα των προηγούμενων χρήσεων.*

4. *Η εταιρία δεν έχει σχηματίσει πρόβλεψη αποζημίωσης του προσωπικού λόγω εξόδου του από την υπηρεσία, βασιζόμενη στην γνωμοδότηση αριθ. 205/1988 της ολομέλειας των Νομικών Συμβούλων της Διοικήσεως, διότι δεν υπήρχε κανένας από το προσωπικό που να θεμελιώνει δικαίωμα συνταξιοδοτήσεως μέχρι το τέλος της επόμενης χρήσεως. Εάν η εταιρία είχε σχηματίσει πρόβλεψη σύμφωνα με το άρθρο 42ε του ΚΝ 2190/1920 για τις αποζημιώσεις εξόδου από την υπηρεσία λόγω συνταξιοδότησης για όλο το προσωπικό, η πρόβλεψη θα ανερχόταν στο ποσό των € 637.000 περίπου, εκ των οποίων, € 553.000 περίπου θα έπρεπε*

να είχαν βαρύνει τα αποτελέσματα των προηγούμενων χρήσεων και Ευρώ € 84.000 τα Αποτελέσματα Εκμεταλλεύσεως της περιόδου που έληξε την 31η Δεκεμβρίου 2003.

5. *Οι χρήσεις 2002 και 2003 δεν έχουν ελεγχθεί από τις φορολογικές αρχές. Κατά συνέπεια οι φορολογικές υποχρεώσεις της εταιρείας για τις χρήσεις αυτές δεν έχουν καταστεί οριστικές.*

Κατά τη γνώμη μας, οι ανωτέρω Οικονομικές Καταστάσεις οι οποίες προκύπτουν από τα βιβλία και στοιχεία της εταιρίας απεικονίζουν μαζί με το Προσάρτημα αφού ληφθούν υπόψη οι παραπάνω παρατηρήσεις μας και οι σημειώσεις της εταιρίας στην περιουσιακή διάρθρωση και την οικονομική θέση της εταιρίας κατά την 31 Δεκεμβρίου 2003, και τα αποτελέσματα της χρήσεως που έληξε αυτή την ημερομηνία, καθώς βάσει των σχετικών διατάξεων που ισχύουν και λογιστικών αρχών, οι οποίες έχουν γίνει γενικά παραδεκτές και δεν διαφέρουν από εκείνες που η εταιρία εφάρμοσε στην προηγούμενη χρήση.

Αθήνα, 26 Φεβρουαρίου 2004
Ο Ορκωτός Ελεγκτής Λογιστής
Κυριάκος Ριρής
ΑΜ ΣΟΕΛ 12111

<u>ΘΕΜΑ 2ο</u>

ΥΠΟΒΟΛΗ ΤΩΝ ΕΤΗΣΙΩΝ ΕΝΟΠΟΙΗΜΕΝΩΝ ΟΙΚΟΝΟΜΙΚΩΝ ΚΑΤΑΣΤΑΣΕΩΝ (ΕΝΟΠΟΙΗΜΕΝΟΣ ΙΣΟΛΟΓΙΣΜΟΣ - ΕΝΟΠΟΙΗΜΕΝΗ ΚΑΤΑΣΤΑΣΗ ΛΟΓΑΡΙΑΣΜΟΥ ΑΠΟΤΕΛΕΣΜΑΤΩΝ ΧΡΗΣΕΩΣ, ΠΙΝΑΚΑΣ ΔΙΑΘΕΣΕΩΣ ΑΠΟΤΕΛΕΣΜΑΤΩΝ ΚΑΙ ΕΝΟΠΟΙΗΜΕΝΟ ΠΡΟΣΑΡΤΗΜΑ) ΤΗΣ ΕΚΘΕΣΕΩΣ ΤΟΥ ΟΡΚΩΤΟΥ ΕΛΕΓΚΤΗ, ΚΑΘΩΣ ΚΑΙ ΤΗΣ ΕΝΟΠΟΙΗΜΕΝΗΣ ΕΚΘΕΣΕΩΣ ΔΙΑΧΕΙΡΙΣΕΩΣ ΤΟΥ Δ.Σ. ΓΙΑ ΤΗ ΧΡΗΣΗ 2003 (1-1-2003 - 31-12-2003)

Ο Ενοποιημένος Ισολογισμός της 31ης Δεκεμβρίου 2003 της εταιρείας Μ.Ι. ΜΑΪΛΛΗΣ Α.Ε.Β.Ε. - ΣΥΣΤΗΜΑΤΑ ΣΥΣΚΕΥΑΣΙΑΣ και των συνδεδεμένων εταιρειών STRAPTECH Α.Ε.- ΣΥΣΤΗΜΑΤΩΝ ΚΑΙ ΥΛΙΚΩΝ ΣΥΣΚΕΥΑΣΙΑΣ, M.J.MAILLIS BULGARIA EOOD, M.J.MAILLIS ROMANIA SA, HELERO BV, M.J.MAILLIS FRANCE SAS, MARFLEX M.J.MAILLIS POLAND SpZOO, M.J.MAILLIS ESPANA S.A., M.J.MAILLIS CZECH SRO, M.J.MAILLIS ALBANIA LTD, EUROPACK S.A., COLUMBIA SRL, M.J.MAILLIS HUNGARY KFT, CONTIPAK GMBH, OY M.J.MAILLIS FINLAND AB, M.J.MAILLIS SVERIGE AB, MAILLIS HOLDING GMBH, SANDER PACKAGING BV, M.J.MAILLIS UK LTD, SIAT SPA, SICME SRL, SIAT BENELUX, COMBI PACKAGING SYSTEMS, MEGA SRL, TAM SRL, SIAT USA, MAILLIS SANDER GMBH, SANDER GMBH & CO KG, SANDER NV., WULFTEC INTERNATIONAL INC και MAILLIS STRAPPING NETWORK LLP, καθώς και η Ενοποιημένη Κατάσταση Λογαριασμού Αποτελεσμάτων Χρήσεως 1/1-31/12/2003 και το Ενοποιημένο Προσάρτημα, υποβλήθηκαν στη Γενική Συνέλευση προς έγκριση, όπως εγκρίθηκαν από το Διοικητικό Συμβούλιο της Εταιρείας κατά την συνεδρίαση του της 24/2/2004 και καταχωρήθηκαν στο υπ' αριθμ. 531 πρακτικό του με την ίδια ημερομηνία.

Οι εν λόγω Ενοποιημένες Οικονομικές Καταστάσεις:

α) Ελέχθηκαν από τον Ορκωτό Ελεγκτή κ. Κυριάκο Ριρή, που όρισε η Ελεγκτική Εταιρεία "ΠΡΑΙΣΓΟΥΟΤΕΡΧΑΟΥΣΚΟΥΠΕΡΣ (PRICEWATER-HOUSECOO-PERS)".

β) Υποβλήθηκαν στο Υπουργείο Ανάπτυξης την 11η Μαΐου 2004 (αριθ. πρωτ. Κ2-5742/11.5.2004) και δημοσιεύθηκαν εμπρόθεσμα στο Τεύχος Α.Ε. & Ε.Π.Ε της Εφημερίδας της Κυβερνήσεως, καθώς και στις ακόλουθες εφημερίδες:

1. ΚΑΘΗΜΕΡΙΝΗ Φύλλο 28/2/2004
2. ΕΞΠΡΕΣ Φύλλο 28/2/2004
3. ΚΗΦΙΣΙΑ Φύλλο 28/2/2004

Στη συνέχεια υποβλήθηκε το Ενοποιημένο Προσάρτημα και η Έκθεση του Διοικητικού Συμβουλίου όπως εγκρίθηκαν από αυτό κατά την συνεδρίαση του της 24.2.2004 και έχουν καταχωρηθεί στο ανωτέρω υπ' αριθμ. 531 Πρακτικό του Δ.Σ. με την ίδια ημερομηνία. Το Ενοποιημένο Προσάρτημα έχει επίσης θεωρηθεί από τον Ορκωτό Ελεγκτή κ. Κυριάκο Ριρή.

Ακολούθως διαβάστηκε η έκθεση του Ορκωτού Ελεγκτή κ. Κυριάκο Ριρή, που έχει ως εξής:

ΠΙΣΤΟΠΟΙΗΤΙΚΟ ΕΛΕΓΧΟΥ ΟΡΚΩΤΟΥ ΕΛΕΓΚΤΗ ΛΟΓΙΣΤΗ
Προς τους κκ Μετόχους της Εταιρείας
Μ. Ι. ΜΑΪΛΛΗΣ ΑΕΒΕ – ΣΥΣΤΗΜΑΤΑ ΣΥΣΚΕΥΑΣΙΑΣ
και των θυγατρικών της

Ελέγξαμε, κατά τις διατάξεις του άρθρου 108 του Κωδ. Ν. 2190/1920 «περί ανωνύμων Εταιρειών», τον ενοποιημένο Ισολογισμό και την ενοποιημένη Κατάσταση Αποτελεσμάτων, καθώς και το σχετικό Προσάρτημα, της «Μ. Ι. ΜΑΪΛΛΗΣ ΑΕΒΕ – ΣΥΣΤΗΜΑΤΑ ΣΥΣΚΕΥΑΣΙΑΣ » και των θυγατρικών της για τη χρήση που έληξε την 31 Δεκεμβρίου 2003. Εφαρμόσαμε τις διαδικασίες που κρίναμε κατάλληλες για το σκοπό του ελέγχου μας, οι οποίες είναι σύμφωνες με τις αρχές και κανόνες ελεγκτικής που ακολουθεί το Σώμα Ορκωτών Ελεγκτών Λογιστών και επαληθεύσαμε τη συμφωνία του περιεχομένου της ενοποιημένης Εκθέσεως Διαχειρίσεως με τις παραπάνω ενοποιημένες οικονομικές καταστάσεις. Δεν επεκταθήκαμε στον έλεγχο των οικονομικών καταστάσεων των θυγατρικών που αντιπροσωπεύουν ποσοστό 22% και 30% των ενοποιημένων συνόλων ενεργητικού και κύκλου εργασιών. Οι καταστάσεις αυτές έχουν ελεγχθεί κατά μεγάλο μέρος από άλλους αναγνωρισμένους ελεγκτές, στα πιστοποιητικά ελέγχου των οποίων βασιστήκαμε για να εκφράσουμε τη γνώμη μας που ακολουθεί, στο μέτρο που αυτή σχετίζεται με τα περιλαμβανόμενα στην ενοποίηση κονδύλια των πιο πάνω επιχειρήσεων. Από τον έλεγχο μας αυτό προέκυψαν τα εξής:

1. *Η εταιρία κατά την προηγούμενη χρήση περιέλαβε στους λογαριασμούς Ενεργητικού Β «Έξοδα εγκαταστάσεως» και Γ 'Πάγιο Ενεργητικό' ποσά που δαπανήθηκαν για αναδιοργάνωση, βελτιστοποίηση και ανάπτυξη εμπορικών δικτύων, των θυγατρικών εταιριών του Ομίλου. Η αναπόσβεστη αξία των δαπανών αυτών στις 31.12.2003 ήταν Ευρω 6.400.000 περίπου η οποία μαζί με τις αποσβέσεις που διενεργήθηκαν στην παρούσα χρήση, Ευρω 1.600.000 περίπου, έπρεπε να είχαν επιβαρύνει τα αποτελέσματα της προηγούμενης χρήσης.*

2. *Στους λογαριασμούς Ενεργητικού Β4 «Λοιπά έξοδα εγκαταστάσεως» και Γ1 «Έξοδα Ερευνών και Αναπτύξεως» περιλαμβάνεται πλην των άλλων αναπόσβεστο ποσό € 3.715.000 περίπου, το οποίο αφορά ποσά που δαπανήθηκαν για έρευνα και ανάπτυξη νέων προϊόντων των θυγατρικών εταιριών του Ομίλου. Το κονδύλι αυτό δεν επιβάρυνε τα ενοποιημένα αποτελέσματα της χρήσης αλλά θα αποσβένεται τμηματικά και ισόποσα σε μια πενταετία*

3. *Μεταξύ των απαιτήσεων του Ομίλου περιλαμβάνονται και απαιτήσεις σε καθυστέρηση ποσού € 1.200.000 περίπου, για τις οποίες η μητρική εταιρεία δεν έχει σχηματίσει πρόβλεψη για την μη ρευστοποίηση τους με ισόποση επιβάρυνση των αποτελεσμάτων της χρήσεως.*

4. *Η μητρική εταιρεία συμπεριέλαβε στο λογαριασμό Β " Έξοδα Εγκαταστάσεως" ποσό € 2.906.000 περίπου το οποίο αφορά κεφαλαιοποιηθείσες ζημιές από πώληση και αποτίμηση χρεογράφων εισηγμένων στο Χρηματιστήριο Αθηνών εκ των οποίων € 1.671.000 περίπου βάρυναν τα αποτελέσματα προηγούμενων χρήσεων και € 581.000 περίπου τα αποτελέσματα της περιόδου που έληξε την 31 Δεκεμβρίου 2003. Αν είχαν ακολουθηθεί οι οικείες διατάξεις του κωδ. Ν. 2190/1920 το σύνολο θα είχε επιβαρύνει τα αποτελέσματα προηγούμενων χρήσεων*

5. *Οι εταιρίες που περιλαμβάνονται στην Ενοποίηση δεν έχουν σχηματίσει πρόβλεψη αποζημίωσης του προσωπικού λόγω εξόδου του από την υπηρεσία, βασιζόμενες στην γνωμοδότηση αριθμ 205/1988 της ολομέλειας των Νομικών Συμβούλων της Διοικήσεως, διότι δεν υπήρχε κανένας από το προσωπικό που να θεμελιώνει δικαίωμα συνταξιοδοτήσεως μέχρι το τέλος της επομένης χρήσεως. Εάν οι εταιρίες είχαν σχηματίσει πρόβλεψη, σύμφωνα με το άρθρο 42ε του ΚΝ 2190/1920 για τις αποζημιώσεις εξόδου από την υπηρεσία λόγω συνταξιοδότησης για όλο το προσωπικό, η πρόβλεψη θα ανερχόταν στο ποσό των € 706.000 περίπου, εκ των οποίων, € 604.000 περίπου θα έπρεπε να είχαν βαρύνει τα αποτελέσματα των προηγούμενων χρήσεων και € 102.000 τα Ολικά Αποτελέσματα Εκμεταλλεύσεως της περιόδου που έληξε την 31η Δεκεμβρίου 2003.*

6. *Οι χρήσεις από το 2000 έως το 2003 δεν έχουν ελεγχθεί από τις φορολογικές αρχές για την εταιρεία STRAPTECH AE και 2002 και 2003 για την μητρική εταιρεία. Κατά συνέπεια οι φορολογικές υποχρεώσεις του ομίλου για τις χρήσεις αυτές δεν έχουν καταστεί οριστικές*

Κατά τη γνώμη μας, αφού ληφθούν υπόψη οι παραπάνω παρατηρήσεις μας και οι σημειώσεις της εταιρίας, οι ενοποιημένες αυτές Οικονομικές Καταστάσεις έχουν καταρτισθεί σύμφωνα με τις διατάξεις του κωδ. Ν. 2190/1920 και απεικονίζουν βάσει των σχετικών διατάξεων που ισχύουν και λογιστικών αρχών και μεθόδων που εφαρμόζει η μητρική εταιρεία και οι οποίες έχουν γίνει γενικά παραδεκτές και δεν διαφέρουν από εκείνες που η εταιρεία εφάρμοσε στην προηγούμενη χρήση, την περιουσιακή διάρθρωση, τη χρηματοοικονομική θέση και τα αποτελέσματα του συνόλου των επιχειρήσεων που περιλαμβάνονται στην ενοποίηση της 31 Δεκεμβρίου 2003

Αθήνα, 26 Φεβρουαρίου 2004
Ο ΟΡΚΩΤΟΣ ΕΛΕΓΚΤΗΣ ΛΟΓΙΣΤΗΣ
ΚΥΡΙΑΚΟΣ ΡΙΡΗΣ
ΑΜ ΣΟΕΛ 12111

ΘΕΜΑ 3ο :Έγκριση των ανωτέρω ετησίων Οικονομικών Καταστάσεων απλών και ενοποιημένων για την χρήση 2003 (1/1/2003-31/12/2003)

Ακολούθως, η Γενική Συνέλευση ενέκρινε ομόφωνα τον πιο πάνω Ισολογισμό της 31.12.2003 και τον Λογαριασμό Αποτελεσμάτων της Χρήσεως 1/1-31/12/2003, καθώς και τον Πίνακα Διάθεσης Αποτελεσμάτων, όπως εγκρίθηκαν από το Διοικητικό Συμβούλιο με το ως άνω υπ' αριθμ. 530/24.02.2004 Πρακτικό του.

Στη συνέχεια η Γενική Συνέλευση ενέκρινε ομόφωνα τον πιο πάνω Ενοποιημένο Ισολογισμό της 31.12.2003 και την Ενοποιημένη Κατάσταση Λογαριασμού Αποτελεσμάτων της Χρήσεως 1/1 - 31/12/2003, που εγκρίθηκαν από το Διοικητικό Συμβούλιο με το ως άνω υπ' αριθμ. 531/24.02.2004 Πρακτικό του.

Σημειώνεται ότι στην εν λόγω ψηφοφορία δεν έλαβε μέρος η εταιρεία με τις 2.642.440 μετοχές που κατέχει η ίδια δεδομένου ότι δεν έχει δικαίωμα ψήφου σε αυτές τις μετοχές.

ΘΕΜΑ 4°

ΑΠΑΛΛΑΓΗ ΤΩΝ ΜΕΛΩΝ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΚΑΙ ΤΟΥ ΟΡΚΩΤΟΥ ΕΛΕΓΚΤΗ-ΛΟΓΙΣΤΗ ΑΠΟ ΚΑΘΕ ΕΥΘΥΝΗ ΑΠΟΖΗΜΙΩΣΕΩΣ ΓΙΑ ΤΟΝ ΙΣΟΛΟΓΙΣΜΟ, ΤΑ ΑΠΟΤΕΛΕΣΜΑΤΑ ΧΡΗΣΕΩΣ ΚΑΙ ΤΗΝ ΔΙΑΧΕΙΡΙΣΗ ΤΗΣ ΕΤΑΙΡΕΙΑΣ, ΚΑΘΩΣ ΚΑΙ ΤΩΝ ΕΝΟΠΟΙΗΜΕΝΩΝ ΑΠΟΤΕΛΕΣΜΑΤΩΝ ΧΡΗΣΕΩΣ- ΙΣΟΛΟΓΙΣΜΟΥ - ΚΑΙ ΔΙΑΧΕΙΡΙΣΗΣ ΤΗΣ ΧΡΗΣΗΣ 2003 (1.1 - 31.12.2003)

Η Γενική Συνέλευση, μετά από ονομαστική κλήση καθενός από τους παριστάμενους μετόχους και ειδικότερα με 18.890.683 ψήφους του κ. Μιχαήλ Ι. Μαΐλλη, με 21.058.024 ψήφους της εταιρείας HORQUETA HOLDINGS Ltd αντιπροσωπευομένης από τον κ. Νικόλαο Τριτσιμίδα, με 1.300.000 ψήφους της ΑΚ ΔΗΛΟΣ BLUE CHIPS ΕΠΙΛΕΓΜΕΝΩΝ ΑΞΙΩΝ ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ, με 400.000 ψήφους της ΔΗΛΟΣ SMALL-CAP ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ, με 25.000 ψήφους της Α/Κ ΔΗΛΟΣ ΧΡΗΜΑΤΟΟΙΚΟΝΟΜΙΚΩΝ ΕΤΑΡΕΙΩΝ (FINANCE) ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ, με 80.000 ψήφους της Α/Κ ΔΗΛΟΣ ΠΛΗΡΟΦΟΡΙΚΗΣ ΚΑΙ ΤΕΧΝΟΛΟΓΙΑΣ ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ, με 80.000 ψήφους της Α/Κ ΔΗΛΟΣ ΤΟΠ-30 ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ, με 1.185.000 ψήφους της EUROBANK VALUE INDEX ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ, με 312.000 ψήφους της EUROBANK GENESIS ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ, με 60.000 ψήφους της EUROBANK ΚΕΦΑΛΑΙΟΥ ΚΑΙ ΥΠΕΡΑΞΙΑΣ ΜΙΚΤΟ ΕΣΩΤΕΡΙΚΟΥ, με 550.000 ψήφους της ΑΜΟΙΒΑΙΟ ΚΕΦΑΛΑΙΟ ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ ΕΡΜΗΣ ΔΥΝΑΜΙΚΟ (ΕΡΜΗΣ ΑΕΔΑΚ), με 45.000 ψήφους της ΑΜΟΙΒΑΙΟ ΚΕΦΑΛΑΙΟ ΜΙΚΤΟ ΕΣΩΤΕΡΙΚΟΥ ΕΡΜΗΣ ΜΙΚΤΟ-ΕΡΜΗΣ ΑΕΔΑΚ, με 150.000 ψήφους της Α/Κ ΑΣΠΙΣ ΜΕΤΟΧΩΝ ΕΣΩΤΕΡΙΚΟΥ, με 100.000 ψήφους της ΑΣΠΙΣ 21ΟΣ ΑΙΩΝ ΜΕΤΟΧΩΝ ΕΣΩΤΕΡΙΚΟΥ, με 4.840 ψήφους της GNA-ZVA2 STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS, με 7.574 ψήφους της GNA-GP90 STATE OF MINNESOTA STATE EMPLOYEES RETIREMENT PLAN, με 30.000 ψήφους της INTERNATIONAL Α/Κ ΔΥΝΑΜΙΚΩΝ ΕΤΑΙΡΕΙΩΝ ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ, με 50.000 ψήφους της INTERNATIONAL Α/Κ ΑΝΑΠΤΥΞΙΑΚΟ ΕΣΩΤΕΡΙΚΟΥ, με 220.000 ψήφους της INTERAMERICAN Α/Κ ΟΛΥΜΠΙΟΝΙΚΗΣ ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ, με 7.000 ψήφους της ΑΜΟΙΒΑΙΟ ΚΕΦΑΛΑΙΟ PROBANK ΕΛΛΑΣ ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ, με 6.000 ψήφους του κ. ΣΑΚΕΛΛΑΡΙΔΗ ΧΡΗΣΤΟΥ, με 1.500 ψήφους του κ. ΜΑΡΙΩΛΗ ΗΛΙΑ, με 9.200 ψήφους της κας. ΠΡΙΤΣΑ ΕΥΘΥΜΙΑΣ, με 3.970 ψήφους της FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST, με 10 ψήφους του κ. ΜΕΛΕΤΙΑΔΗ ΝΙΚΟΛΑΟΥ, με 20 ψήφους του κ. ΜΕΛΕΤΙΑΔΗ ΔΗΜΗΤΡΙΟΥ, με 10 ψήφους του κ. ΤΟΥΛΙΟΥ ΔΗΜΗΤΡΙΟΥ, με 420.000 ψήφους της ΕΘΝΙΚΗΣ ΕΤΑΙΡΙΑΣ ΕΠΕΝΔΥΣΕΩΝ ΧΑΡΤΟΦΥΛΑΚΙΟΥ, με 1.006 ψήφους του κ. ΚΡΑΣΑΔΑΚΗ ΙΩΑΝΝΗ με 10 ψήφους του κ. ΕΓΓΛΕΖΟΥ ΧΑΡΑΛΑΜΠΟΥΣ, απήλλαξε το Διοικητικό Συμβούλιο και τον Ελεγκτή από κάθε ευθύνη για το διαχειριστικό έτος 2003.

Σημειώνεται ότι στην εν λόγω ψηφοφορία δεν έλαβε μέρος η εταιρεία με τις 2.642.440 μετοχές που κατέχει η ίδια δεδομένου ότι δεν έχει δικαίωμα ψήφου σε αυτές τις μετοχές.

ΘΕΜΑ 5ο

ΕΚΛΟΓΗ ΟΡΚΩΤΟΥ ΕΛΕΓΚΤΗ – ΛΟΓΙΣΤΗ ΓΙΑ ΤΗ ΧΡΗΣΗ 2004 (1/1/2004 - 31/12/2004)

Η Γενική Συνέλευση εξέλεξε ομόφωνα ως Ελεγκτή για την χρήση 2004 την Ελεγκτική Εταιρεία "DRM ΣΤΥΛΙΑΝΟΥ Α.Ε.", και καθόρισε το ύψος της αμοιβής της μέχρι το ποσό των ΕΥΡΩ **ογδόντα τριών χιλιάδων (€ 83.000,00)** τόσο για τον έλεγχο της εταιρείας όσο και για τον έλεγχο των ενοποιημένων οικονομικών καταστάσεων.

Σημειώνεται ότι στην εν λόγω ψηφοφορία δεν έλαβε μέρος η εταιρεία με τις 2.642.440 μετοχές που κατέχει η ίδια δεδομένου ότι δεν έχει δικαίωμα ψήφου σε αυτές τις μετοχές.

ΘΕΜΑ 6ο

ΕΓΚΡΙΣΗ ΑΜΟΙΒΩΝ ΚΑΙ ΑΠΟΔΟΧΩΝ ΜΕΛΩΝ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ

Η Γενική Συνέλευση με ομόφωνη απόφασή της, ενέκρινε όπως οι αποδοχές των τριών εκτελεστικών μελών του Διοικητικού Συμβουλίου παραμείνουν στα ίδια με πέρυσι επίπεδα, ήτοι: (α) οι αποδοχές του εκτελεστικού μέλους κ. Μιχαήλ Ι. Μαΐλλη για τις υπηρεσίες που προσφέρει στην εταιρεία ως Διευθύνων Σύμβουλος ανέλθουν μέχρι του ποσού των ΕΥΡΩ διακοσίων τριάντα πέντε χιλιάδων (€ 235.000,00) ετησίως, (β) οι αποδοχές του εκτελεστικού μέλους κ. Χαράλαμπου Σταυρινουδάκη για τις υπηρεσίες που προσφέρει στην εταιρεία ως Οικονομικός Διευθυντής Ομίλου ανέλθουν μέχρι του ποσού των ΕΥΡΩ εκατό ενενήντα μία χιλιάδων (€ 191.000,00) ετησίως, (γ) οι αποδοχές του εκτελεστικού μέλους κ. Μιχαήλ Παναγή για τις υπηρεσίες που προσφέρει στην εταιρεία ως Διευθυντής Πωλήσεων και Marketing Ομίλου ανέλθουν μέχρι του ποσού ΕΥΡΩ εκατό ενενήντα μία χιλιάδων (€ 191.000,00) ετησίως.

Επίσης η Γενική Συνέλευση με ομόφωνη απόφασή της όρισε όπως η αποζημίωση του μη εκτελεστικού μέλους του Διοικητικού Συμβουλίου, κ. Σωτήρη Ορεστίδη, για το χρόνο που θα αναλώσει στο έργο της εποπτείας του εσωτερικού ελέγχου της εταιρείας παραμείνει επίσης στο ίδιο με πέρυσι επίπεδο, ήτοι στο ποσό των ΕΥΡΩ τριάντα δύο χιλιάδων (€ 32.000,00) ετησίως.

Σημειώνεται ότι στην εν λόγω ψηφοφορία δεν έλαβε μέρος η εταιρεία με τις 2.642.440 μετοχές που κατέχει η ίδια δεδομένου ότι δεν έχει δικαίωμα ψήφου σε αυτές τις μετοχές.

ΘΕΜΑ 7ο

ΠΑΡΟΧΗ ΑΔΕΙΑΣ ΣΥΜΦΩΝΑ ΜΕ ΤΟ ΑΡΘΡΟ 23 ΠΑΡ. 1 ΤΟΥ Κ.Ν. 2190/1920 ΣΕ ΜΕΛΗ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΚΑΙ ΣΕ ΣΤΕΛΕΧΗ ΤΗΣ ΕΤΑΙΡΕΙΑΣ ΝΑ ΜΕΤΕΧΟΥΝ ΣΤΗΝ ΔΙΟΙΚΗΣΗ Ή ΣΤΗΝ ΔΙΕΥΘΥΝΣΗ ΕΤΑΙΡΕΙΩΝ ΤΟΥ ΟΜΙΛΟΥ ΤΗΣ ΕΤΑΙΡΕΙΑΣ ΠΟΥ ΕΠΙΔΙΩΚΟΥΝ ΟΜΟΙΟΥΣ Η ΠΑΡΕΜΦΕΡΕΙΣ ΣΚΟΠΟΥΣ

Η Γενική Συνέλευση αποφάσισε ομόφωνα να χορηγήσει στα μέλη του Διοικητικού Συμβουλίου και στους Διευθυντές της Εταιρείας την άδεια να μετέχουν στα Διοικητικά Συμβούλια και στην Διεύθυνση των θυγατρικών εταιρειών της Εταιρείας.

Σημειώνεται ότι στην εν λόγω ψηφοφορία δεν έλαβε μέρος η εταιρεία με τις 2.642.440 μετοχές που κατέχει η ίδια δεδομένου ότι δεν έχει δικαίωμα ψήφου σε αυτές τις μετοχές.

ΘΕΜΑ 8ο

ΑΚΥΡΩΣΗ ΙΔΙΩΝ ΜΕΤΟΧΩΝ ΤΗΣ ΕΤΑΙΡΕΙΑΣ ΠΟΥ ΑΓΟΡΑΣΘΗΚΑΝ ΒΑΣΕΙ ΤΗΣ ΑΠΟ 21.12.2000 ΑΠΟΦΑΣΗΣ ΤΗΣ ΈΚΤΑΚΤΗΣ ΓΕΝΙΚΗΣ ΣΥΝΕΛΕΥΣΗΣ ΤΩΝ ΜΕΤΟΧΩΝ ΠΟΥ ΔΕΝ ΔΙΕΤΕΘΗΣΑΝ ΣΤΗΝ ΑΓΟΡΑ ΟΠΩΣ Ο ΝΟΜΟΣ ΟΡΙΖΕΙ ΕΝΤΟΣ ΤΡΙΕΤΙΑΣ ΚΑΘΩΣ ΚΑΙ ΑΝΤΙΣΤΟΙΧΗ ΜΕΙΩΣΗ ΤΟΥ ΜΕΤΟΧΙΚΟΥ ΤΗΣ ΚΕΦΑΛΑΙΟΥ.

Διαπιστώθηκε ότι το σύνολο των μετοχών που παρίστανται ή αντιπροσωπεύονται στην παρούσα Γενική Συνέλευση, ως ανωτέρω αναλύεται, δεν επαρκεί ώστε να επιτευχθεί το απαιτούμενο από το άρθρο 29 παρ. 3 του Κ.Ν. 2190/1920 ποσοστό εξαιρετικής απαρτίας προκειμένου να ληφθεί εγκύρως απόφαση ειδικά για το εν λόγω θέμα της ημερήσιας διάταξης και ως εκ τούτου η Γενική Συνέλευση δεν συζήτησε το θέμα τούτο.

ΘΕΜΑ 9ο

ΑΝΑΚΟΙΝΩΣΗ ΤΟΥ ΚΑΤΑΛΟΓΟΥ ΤΩΝ ΜΕΤΟΧΩΝ ΑΠΟ ΤΟΥΣ ΟΠΟΙΟΥΣ ΠΡΟΗΛΘΑΝ ΟΙ ΑΓΟΡΑΣΘΕΙΣΕΣ ΜΕΤΟΧΕΣ.

Ο Πρόεδρος της Γενικής Συνέλευσης ενημερώνει τους κ.κ. μετόχους ότι την 30 Μαρτίου 2004 έληξε η περίοδος αγοράς ιδίων μετοχών, που είχε αποφασιστεί με την από 31.3.2003 απόφαση της Έκτακτης Γενικής Συνέλευσης των μετόχων και είχε οριστεί με την από 1.04.2003 συνεδρίασή του Διοικητικού Συμβουλίου από 14.04.2003 έως την 30.03.2004 και ότι κατά το χρονικό ανωτέρω διάστημα από 14 Απριλίου 2003 μέχρι 30 Μαρτίου 2004 αγοράστηκαν από την εταιρεία 388.940 ίδιες μετοχές με μέση τιμή κτήσης ΕΥΡΩ τρία και 0,11 (€ 3,11), που αντιστοιχούν σε ποσοστό 0,53 % του συνολικού μετοχικού κεφαλαίου της εταιρείας. Επίσης ο Πρόεδρος της Γενικής Συνέλευσης γνώρισε στους κ.κ. μετόχους τον κατάλογο των μετόχων από τους οποίου προήλθαν οι ως άνω αγορασθείσες μετοχές.

ΘΕΜΑ 10ο

ΛΗΨΗ ΝΕΑΣ ΑΠΟΦΑΣΗΣ ΑΓΟΡΑΣ ΙΔΙΩΝ ΜΕΤΟΧΩΝ ΣΥΜΦΩΝΑ ΜΕ ΤΟ ΑΡΘΡΟ 16 ΠΑΡ. 5 ΚΑΙ 6 ΤΟΥ Κ.Ν. 2190/1920

Ο Πρόεδρος της Γενικής Συνέλευσης ενημερώνει τους κ.κ. μετόχους επί της προτάσεως του Διοικητικού Συμβουλίου της εταιρίας για τη λήψη νέας απόφασης Αγοράς Ιδίων Μετοχών σύμφωνα με το άρθρο 16 παρ. 5 και 6 του Κ.Ν. 2190/1920, με σκοπό την περαιτέρω στήριξη της χρηματιστηριακής αξίας της μετοχής, με κατώτατη τιμή αγοράς το ποσό του ενός ΕΥΡΩ (1 €) και ανώτατη το ποσό των εννέα ΕΥΡΩ (9 €).

Η Γενική Συνέλευση ακολούθως αποφάσισε ομόφωνα, όπως η εταιρεία προβεί εκ νέου σε Αγορά Ιδίων Μετοχών σύμφωνα με το άρθρο 16 παρ. 5 και 6 του Κ.Ν. 2190/1920, με σκοπό την στήριξη της χρηματιστηριακής αξίας της μετοχής, μέχρι ποσοστού 6,37% του συνολικού αριθμού των μετοχών, ήτοι μέχρι 4.642.229 μετοχές, εντός των προσεχών 12 μηνών από σήμερα, με ανώτατη τιμή εννέα ΕΥΡΩ (€ 9,00) και κατώτατη ένα ΕΥΡΩ (€ 1,00), ανά μετοχή.

ΘΕΜΑ 11ο
ΔΙΑΦΟΡΕΣ ΑΝΑΚΟΙΝΩΣΕΙΣ

Στη συνέχεια έλαβε το λόγο ο Πρόεδρος και Διευθύνων Σύμβουλος κ. Μιχαήλ Ι. Μαΐλλης και αφού έκανε μία συνοπτική αναδρομή στα πεπραγμένα της κρινόμενης χρήσης ανέπτυξε την σημερινή θέση της Εταιρείας και την μελλοντική προοπτικής της.

Ακολούθησε συζήτηση κατά την οποία ο Πρόεδρος και Διευθύνων Σύμβουλος, κ. Μιχαήλ Ι. Μαΐλλης, απήντησε σε διάφορες ερωτήσεις που του απηύθυναν παριστάμενοι μέτοχοι της Εταιρείας.

Ακολούθως, και δεδομένου ότι δεν υπήρχε άλλο θέμα στην Ημερήσια Διάταξη, ούτε κανείς από τους παρισταμένους είχε καμμία αντίρρηση ή να προσθέσει ο,τιδήποτε, ο Πρόεδρος κήρυξε την λήξη των εργασιών της ετήσιας Τακτικής Γενικής Συνελεύσεως.

Προς πιστοποίηση των ανωτέρω συντάχθηκε το πρακτικό αυτό, το οποίο υπογράφεται από τον Πρόεδρο και τον Γραμματέα της Γενικής Συνέλευσης.

Ο ΠΡΟΕΔΡΟΣ	Ο ΓΡΑΜΜΑΤΕΑΣ
(υπογραφή)	(υπογραφή)
ΜΙΧΑΗΛ Ι. ΜΑΪΛΛΗΣ	ΧΑΡΑΛΑΜΠΟΣ Α. ΣΤΑΥΡΙΝΟΥΔΑΚΗΣ

Ακριβές αντίγραφο αυθημερόν,
Ο Πρόεδρος της Γενικής Συνέλευσης.

Μιχαήλ Ι. Μαΐλλης

I hereby confirm that this is a true copy of the original.

Athens, 1/9/2004

THE CONFIRMING LAWYER

ELENI P. KOURLIMPINI
LAWYER L.L.M.
AUT. IRAKLIOU 57 A' MAROUSSI 15122
TEL. 010 61 25 739
VAT. No 051154443 - AMAROUSSIOU

FIRST (1ST) ADJOURNED GENERAL SHAREHOLDERS MEETING OF 22-06-2004

Messieurs Shareholders of the Company met today, 22nd June 2004, Tuesday and at 11.00 pm, in the 1st Repeated General Meeting, at the premises of the Company at Kifissia of Attika, 5, Xenias & Harilaou Trikoupi Str. (former hotel CECIL) after an invitation of the Board of Directors of 4th June 2004, which was published in time in the following newspapers:

KATHIMERINI	Issue of 9-6-2004
EXPRESS	Issue of 9-6-2004
KIFISSIA'S PRESS	Issue of 8-6-2004

Also the invitation was published in time in the Bulletin of Societes Anonymes and Limited Liability companies of the Official Gazette, and was submitted in time at the Ministry of Development and was posted at a conspicuous place of the offices of the company 10 full days before the General Meeting.

Forty eight (48) hours before the meeting the table of those Shareholders who have the right to be present and vote in this General Meeting was drawn up by the Board of Directors and was posted at a conspicuous place of the offices of the Company, with an indication of the number of the shareholders, the votes, their representatives and their addresses and is as follows:

TABLE OF THE SHAREHOLDERS WHO HAVE TIMELY BLOCKED THEIR SHARES IN ORDER TO PARTICIPATE TO THE 1ST ADJOURNED GENERAL MEETING OF M.J.MAILLIS S.A. HELD ON JUNE 22ND 2004

	SHAREHOLDER	NUMBER OF SHARES & VOTES	REPRESENTATIVE
1	MICHAEL J. MAILLIS 38 Pesmatzoglou str. – Kifissia, Greece	18.890.683	-
2	HORQUETA HOLDINGS Ltd, AKARA BUILD, 24 DECASTRO ST WICKHAM, ROAD TOWN TORTOLA, British Virgin Islands	21.058.024	Mr. Nikolaos Tritsibidas
3	DILOS BLUE CHIPS SELECTED VALUES DOMESTIC MUTUAL FUND 12 Amalias Str., 105 57 Athens, Greece	1.300.000	Mr. Elias Gounelas / Mr. Ioannis Kalogeropoulos
4	DILOS SMALL-CAP DOMESTIC MUTUAL FUND, 12 Amalias Str., 105 57 Athens ,Greece	400.000	Mr. Elias Gounelas / Mr. Ioannis Kalogeropoulos
5	DILOS FINANCE DOMESTIC MUTUAL FUND, 12 Amalias Str., 105 57 Athens, Greece	25.000	Mr. Elias Gounelas / Mr. Ioannis Kalogeropoulos
6	DILOS INFORMATION & TECHNOLOGY DOMESTIC MUTUAL FUND 12 Amalias Str., 105 57 Athens, Greece	80.000	Mr. Elias Gounelas / Mr. Ioannis Kalogeropoulos
7	DILOS INFRASTRUCTURE & CONSTRUCTION MUTUAL FUND, 12 Amalias Str., 105 57 Athens, Greece	100.000	Mr. Elias Gounelas / Mr. Ioannis Kalogeropoulos

8	DILOS TOP -30 DOMESTIC MUTUAL FUND, 12 Amalias Str., 105 57 Athens Greece	80.000	Mr. Elias Gounelas / Mr. Ioannis Kalogeropoulos
9	DILOS PET-OTE INTERNATIONAL MIXED MUTUAL FUND, 12 Amalias Str., 105 57 Athens Greece	1.500	Mr. Elias Gounelas / Mr. Ioannis Kalogeropoulos
10	EUROBANK VALUE INDEX DOMESTIC MUTUAL FUND, 10 Stadiou Str., 105 64 Athens, Greece	1.185.000	Mr. Sotirios Leonardos
11	EUROBANK GENESIS DOMESTIC MUTUAL FUND, 10 Stadiou Str., 105 64 Athens, Greece	312.000	Mr. Sotirios Leonardos
12	EUROBANK VALUE AND CAPITAL MIXED DOMESTIC, 10 Stadiou str., 105 64 Athens, Greece	60.000	Mr. Sotirios Leonardos
13	HERMES DYNAMIC (HERMES MUTUAL FUNDS) DOMESTIC MUTUAL FUND, 39 Panepistimiou Str., 105 64, Athens, Greece	450.000	Mr. Sotirios Leonardos
14	ASPIS DOMESTIC MUTUAL FUND 23-25 Lekka str., 10562 Athens - Greece	235.000	Mr. Sotirios Leonardos
15	ASPIS 21ST CENTURY DOMESTIC MUTUAL FUND, 23-25 Lekka str., 10562 Athens – Greece	149.900	Mr. Sotirios Leonardos
16	GNA-ZVA2 STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS 225 FRANKLIN STREEET MA 02110, U.S.A.	4.840	Mr. George Paizis / Mrs. Kon/na Mavromanolaki
17	GNA-GP90 STATE OF MINNESOTA STATE EMPLOYEES RETIREMENT PLAN 590 PARK STREET, 2ND FLOORSAINT PAUL MN 55103, U.S.A.	7.574	Mr. George Paizis / Mrs. Kon/na Mavromanolaki
18	PROBANK HELLAS DOMESTIC MUTUAL FUND, 10 Amerikis Str., 106 71 Athens Greece	20.000	Mr. Christos Papandos
19	FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST THE AMERICAN ROAD DEARE, 48121 MICHIGAN, USA	3.970	Mr. Sotirios Leonardos
20	PRITSA EFTHIMIA, 16 Ainou Str., 141 22 N.Iraklio, Athens Greece	9.200	-
TOTAL OF TIMELY MADE BLOCKINGS FOR THE GENERAL MEETING		44.372.691	60,9%
TOTAL OF SHARES		72.876.440	

At the beginning of the meeting the President of the Board of directors, Mr. Michael J. Maillis, undertakes the duties of provisional Chairman, according to article 20 of the Articles of Association, who assigns as provisional secretary-scrutineer Mrs. Ioanna Theodoropoulou.

The Chairman announces the opening of the meeting and reads the drawn up table of those Shareholders who have the right to be present in the 1st Adjourned General Meeting and their representatives. All the above mentioned shareholders representing the shares specified next to each one, were found to be present except those next to the numbers 3 to 9, 18 & 20.

After checking the legalization documents it was ascertained that all of the procedures in regards to the convocation and the legal formation of 1st Adjourned General Meeting have been kept, as provided by the law and the Articles of Incorporation. No objection has been raised against the validity of this table, which was then certified by

the General Meeting which being in quorum, given that shareholders who represent **42.356.991** shares over a total of 72.876.440 company shares are present or are represented in it, which represent a percentage of **58,1 %.**

The General Meeting again unanimously selected as its final Chairman Mr. Michael J. Maillis and as a Secretary and Scrutineer Mrs. Ioanna Theodoropoulou.

Then the invitation, which was published and distributed, to the Shareholders was read and the discussion upon the items of the Agenda begins:

ISSUE

CANCELLATION OF THE SHARES BOUGHT BACK FOLLOWING THE EXTRAORDINARY GENERAL ASSEMBLY BY DECISION TAKEN ON 21-12-2000, THAT WERE NOT SOLD AS PROVIDED BY THE LAW WITHIN A THREE YEARS PERIOD AND RESPECTIVE DECREASE OF THE COMPANY'S SHARE CAPITAL AS WELL AS RESPECTIVE MODIFICATION OF ARTICLE 5 OF THE CORPORATE STATUTE.

The President of the General Shareholders Meeting and company's Managing Director informs the company's shareholders during this period from 30th January 2001 to 22nd June 2001, the company has bought back 240.240 own shares, following the Extraordinary General Assembly's decision taken on 21– 12– 2000 and the Board of Directors's decision of 15.01.2001 (within the scope of article 16 par. 5 of C.L. 2190/1920), which have not been sold within a three years period since the day they were bought and therefore need to be cancelled as defined by law. Following the above the President of the General Shareholders Meeting suggests the cancellation of these shares and the respective decrease of the company's capital equity.

The General Shareholders' Meeting unanimously approved the above cancellation of the 240.240 shares and the decrease of the company's capital equity for the amount of EURO 182.582,40 as well as the modification of article 5 of the Corporate Statute as follows:

"CHAPTER B
Share capital – Shares
Article 5

5.1 The share capital of the company was initially thirteen million (13.000.000) drachmas divided into thirteen thousand (13,000) shares with a par value of one thousand (1,000) drachmas each, and it was fully paid up by the shareholders.

5.2 By resolution of the First Ordinary General Meeting the share capital was increased by two million (2,000,000) drachmas through the issue of two thousand (2,000) new bearer shares with a par value of one thousand (1,000) drachmas each. This increase was full paid up in cash by the shareholders and thus, the share capital of the company amounted to fifteen million (15,000,000) drachmas divided into fifteen thousand (15,000) shares with a par value of one thousand (1,000) drachmas each.

5.3 By resolution of the Extraordinary General Shareholders Meeting convened on 8.3.1979, the share capital was further increased by ten million (10,000,000) drachmas through the issue of ten thousand (10,000) new bearer shares with a par value of one

thousand (1,000) drachmas each. This increase was fully paid up in cash by the shareholders and thus, the share capital of the company amounted to twenty five million (25,000,000) drachmas divided into twenty-five thousand (25,000) shares with a par value of one thousand (1,000) drachmas each.

5.4 By resolution of the Extraordinary General Shareholders Meeting convened on 23.12.1982. the share capital was further increased by eight million, six hundred and twenty thousand (8,620,000) drachmas through the issue of eight thousand, six hundred and twenty (8,620) new bearer shares with a par value of one thousand (1,000) drachmas each and their distribution to the shareholders, covered to the amount of eight million, six hundred and sixteen thousand, four hundred and seventy (8,616,470) drachmas through capitalisation of the surplus value which resulted from the readjustment of the value of the fixed assets under Law 1249/82, and to the remaining amount of four thousand, five hundred and thirty (4,530) drachmas through complementary contributions of the shareholders in cash for rounding the amounts that emerged from the capitalisation of the surplus value. Following this increase the share capital of the company amounted to thirty-three million, six hundred and twenty thousand (33,620,000) drachmas divided into thirty-three thousand, six hundred and twenty (33,620) shares with a par value of one thousand (1,000) drachmas each.

5.5 By resolution of the General Shareholders Meeting convened on 28.4.1986, the share capital was further increased by six million, one hundred and fifty thousand (6,150,000) drachmas through the issue, instead of a dividend, of six thousand, one hundred and fifty (6,150) new bearer shares with a par value of one thousand (1,000) drachmas each and their distribution to the shareholders. Following this increase the share capital of the company amounted to thirty-nine million, seven hundred and seventy thousand (39,770,000) drachmas divided into thirty-nine thousand, seven hundred and seventy (39,770) shares with a par value of one thousand (1,000) drachmas each.

5.6 By resolution of the Ordinary General Shareholders Meeting convened on 15.6.1989, the share capital of the company was further increased:

(a) By the amount of twenty-two mill ion, nine hundred and seventy thousand (22,970,000) drachmas through the issue of twenty-two thousand, nine hundred and seventy (22,970) new bearer shares with a par value of one thousand (1.000) drachmas each and their distribution to the shareholders, covered to the amount of twenty-two million, nine hundred and sixty-eight thousand, five hundred and eighty-five (22,968,585) drachmas through capitalisation of the surplus value which resulted from the readjustment of the value of the fixed assets in accordance with the resolution of the Ministry of National Economy no 2665/88, and to the amount of one thousand, four hundred arid sixteen (1,416) drachmas through complementary contributions of the shareholders in cash for rounding.

(b) By the amount of thirty-two million, three hundred and forty thousand (32,340,000) drachmas through the issue of thirty-two thousand, three hundred and forty (32,340) new bearer shares with a par value of one thousand (1,000) drachmas each and their distribution to the shareholders, covered to the amount of thirty-two million, three hundred and thirty-seven thousand, two hundred and seventy-nine (32,337,279) drachmas through capitalisation of the contingency reserves, and to the amount of two thousand, seven hundred and twenty-one (2,721) drachmas through complementary contributions of the shareholders in cash for rounding.

(c) By the amount of one hundred million (100,000,000) drachmas through the issue of one hundred thousand, (100,000) new registered shares with a par value of one

thousand (1,000) drachmas each, paid in cash immediately by 25% and until 30 June 1990 by 75%.

The aforementioned increases were fully covered by the shareholders as prescribed hereinabove and also in cash, and thus, the share capital of the company amounted to one hundred and ninety-five million, eighty thousand (195,080,000) drachmas divided into one hundred and ninety-five thousand, eighty shares with a value of one thousand (1,000) drachmas each.

5.7 By resolution of the Extraordinary General Shareholders Meeting convened on 17.10.1990, the share capital was further increased by two hundred and thirty-five million (235,000,000) drachmas through the issue of two hundred and thirty-five thousand (235,000) new bearer shares with a par value of one thousand (1,000) drachmas each. Following this increase the share capital of the company amounted to four hundred and thirty million, eighty thousand (430,080,000) drachmas divided into four hundred and thirty thousand, eighty (430,080) shares with a par value of one thousand (1,000) drachmas each.

5.8 By resolution of the Extraordinary General Shareholders Meeting convened on 30.12.1992, the share capital was further increased by twelve million, seven hundred and eighty thousand (12,780,000) drachmas through the issue of twelve thousand seven hundred and eighty (12,780) new bearer shares with a par value of one thousand (1,000) drachmas each, and their distribution to the Shareholders, covered to the amount of twelve million seven hundred and seventy-eight thousand, five hundred and one (12,778,501) drachmas through capitalisation of the surplus value which resulted from the readjustment of the value of the fixed assets under Law 1731/87, and to the remaining amount of one thousand, four hundred and forty-nine (1,449) drachmas through contributions of the shareholders in cash for rounding. Following this increase, the share capital of the company amounted to four hundred and forty-two million, eight hundred and sixty thousand (442,860,000) drachmas divided into four hundred and forty-two thousand, eight hundred and sixty (442,860) shares with a par value of one thousand (1,000) drachmas each.

5.9 By resolution of the General Shareholders Meeting convened on 29.6.1993, the share capital was further increased by ninety-nine million, twenty-five thousand (99,025,000) drachmas through the issue of ninety-nine thousand twenty-five (99,025) new bearer shares with a par value of one thousand (1,000)drachmas each, and their distribution to the shareholders, covered to the amount of ninety-nine million, twenty-one thousand, forty-eight (99,021,048) drachmas through capitalisation of the surplus value which resulted from the readjustment of the value of the fixed assets under Law 2065/93, and to the remaining amount of three thousand, nine hundred and fifty two (3,952) drachmas through contributions of the shareholders in cash for rounding. Following this increase, the share capital of the company amounted to five hundred and forty-one million, eight hundred and eighty-five thousand (541,885,000) drachmas divided into five hundred and forty-one thousand, eight hundred and eighty-five (541,885) shares with a par value of one thousand (1,000) drachmas each.

5.10 By resolution of the Extraordinary General Shareholders Meeting as of 11 February 1994, the par value of the shares was reduced from one thousand (1,000) drachmas to two hundred and fifty (250) drachmas and every one old share was replaced by four new shares. Thus, the number of the company shares increased from 541,885 to 2,167,540 with a par value of two hundred and fifty (250) drachmas each.

5.11 By the same resolution the General Shareholders Meeting as of 11.2.1994, decided a further increase of the share capital by one hundred and one million, four hundred and fifteen thousand (101,415,000) drachmas through the issue of four hundred and five thousand, six hundred and sixty (405,660) new ordinary bearer shares with a face value of two hundred and fifty (250) drachmas each and market price of one thousand (1,000) drachmas each paid up in cash, and the disposal of three hundred and thirty-five thousand, six hundred and sixty (335,660) shares of them through public offering to interested investors. Following this increase the share capital of the company amounted to six hundred and forty-three million, three hundred thousand (643,300,000) drachmas divided into two million, five hundred and seventy-three thousand, two hundred (2,573,200) shares with a par value of two hundred and fifty (250) drachmas each.

5.12 By the resolution of the Extraordinary General Shareholders Meeting as of 8 March 1995, the share capital of the company was further increased by sixty-four million, three hundred and thirty thousand (64,330,000) drachmas through the issue of two hundred and fifty-seven thousand, three hundred and twenty (257,320) new ordinary bearer hares with a face value of two hundred and fifty (250) drachmas each and market price of two thousand, nine hundred (2,900) drachmas each, paid up in cash. Following this increase the share capital of the company amounted to seven hundred and seven million, six hundred and thirty thousand (707,630,000) drachmas divided into two million, eight hundred and thirty thousand five hundred and twenty (2,830,520) shares with a par value of two hundred and fifty (250) drachmas each.

5.13 By resolution of the Extraordinary General Shareholders Meeting as of 19 October 1995, the share capital of the company was further increased by seven hundred and seven million, six hundred and thirty thousand (707,630,000) drachmas through capitalisation of an equal part of the company's reserves deriving from the difference of the issue of shares above par, and through the issue of two million, eight hundred and thirty thousand, five hundred and twenty (2,830,520) new ordinary bearer shares with a par value of two hundred and fifty (250) drachmas each, distributed gratis to the shareholders. Following this increase, the share capital of the company amounted to one billion, four hundred and fifteen million, two hundred and sixty thousand (1,415,260,000) drachmas divided into five million, six hundred and sixty-one thousand, forty (5,661,040) ordinary bearer shares with a par value two hundred and fifty (250) drachmas each.

5.14 By resolution of the Ordinary General Shareholders Meeting as of 2 May 1996 the share capital of the company was further increased by two hundred and twenty-five million (225,000,000) drachmas through the issue of nine hundred thousand (900.000) new bearer shares with a par value of two hundred and fifty (250) drachmas each and their disposal to the public by public offering. Following this increase the share capital of the company amounted to one billion, six hundred and forty million, two hundred and sixty thousand (1,640,260,000) drachmas divided into six million, five hundred and sixty-one thousand, forty (6,561,040) ordinary bearer shares with a par value of two hundred and fifty (250) drachmas each.

5.15 By resolution of the Annual Ordinary General Shareholders Meeting as of 27 June 1997 the share capital of the company was further increased by 20%, that is, by three hundred and twenty-eight million, fifty-two thousand (328,052,000) drachmas through the capitalisation of the surplus value which resulted from the readjustment of the value of the company's fixed assets effected on 31.12.1996 under Law 2065/92, as well as a part of the company's reserves deriving from the difference after the issue of shares above par and through the issue of one million, three hundred and twelve, two hundred and eight (1,312,208) new bearer shares with a par value of two hundred and fifty (250) drachmas each, distributed gratis to the shareholders at a rate of two (2) new bearer sharers for

every ten (10) old shares. Following this increase the share capital of the company amounted to one billion, nine hundred and sixty-eight million, three hundred and twelve thousand (1,968,312,000) drachmas divided into seven million, eight hundred and seventy-three thousand, two hundred and forty-eight (7,873,248) ordinary bearer shares with a par value of two hundred and fifty (250) drachmas each.

5.16 By resolution of the Annual Ordinary General Shareholders Meeting as of 29 April 1998, the share capital of the company was further increased:

(a) By the amount of one billion, nine hundred and sixty-eight million, three hundred and twelve thousand (1,968,312,000) drachmas through capitalisation of: (i) the difference which resulted after the issue of shares above par amounting to one billion, eight hundred and fourteen million, seven hundred and seventy-two thousand, four hundred and twenty-nine (1,814,772,429) drachmas, as well as of (ii) the sum of one hundred and fifty-three million, five hundred and thirty-nine thousand, five hundred and seventy-one (153,539,571) drachmas out of the sum of the remainder profits of the fiscal years prior to 1997for rounding (1,814,772,429 + 153,539,571= 1,968,312,000), and through the issue of seven million, eight hundred and seventy-three thousand, two hundred and forty-eight (7,873,248) new ordinary bearer shares with a par value of two hundred and fifty (250) drachmas each, distributed gratis to the shareholders at a rate of ten (10) new bearer sharers for every ten (10) old bearer shares; and

(b) By the amount of five hundred and ninety million, four hundred and ninety-three thousand, five hundred (590,493,500) drachmas through the issue of two million, three hundred and sixty-one thousand, nine hundred and seventy-four (2,361,974) new ordinary bearer shares with a face value of two hundred and fifty (250) drachmas each and market price of five thousand, five hundred (5,500) drachmas each, paid up in cash.

Following the increases the share capital of the company amounted to four billion, five hundred and twenty-seven million, one hundred and seventeen thousand, five hundred (4,527,117,500) drachmas divided into eighteen million, one hundred and eight thousand, four hundred and seventy (18,108,470) ordinary bearer shares with a par value of two hundred and fifty (250) drachmas each.

5.17 By resolution of the Annual Ordinary General Shareholders Meeting as of 6 May 1999, the share capital of the company was further increased by four billion, five hundred and twenty-seven million, one hundred and seventeen thousand five hundred (4,527,117,500) drachmas through capitalisation of an equal part of the company's reserves deriving from the difference which resulted after the issue of shares above par, and through the issue of eighteen million, one hundred and eight, four hundred and seventy (18,108,470) new ordinary bearer shares with a par value of two hundred and fifty (250) drachmas each, distributed gratis to the shareholders at a rate of ten (10) new bearer sharers for every ten (10) old bearer shares.

5.18 By resolution of the First Adjourned Extraordinary General Shareholders Meeting as of 15.12.1999, the share capital of the company was further increased:

(a) By the amount of four billion, five hundred and twenty-seven million, one hundred and seventeen thousand, five hundred (4,527,117,500) drachmas through capitalisation of an equal part of the company's reserves deriving from the difference which resulted after the issue of shares above par, and through the issue of eighteen million, one hundred and eight thousand, four hundred and seventy (18,108,470) new ordinary bearer shares, distributed gratis to the shareholders at a rate of one (1) new share for every two (2) old shares; and

(b) By the amount of four billion, five hundred and twenty-seven million, one hundred and seventeen thousand, five hundred (4,527,117,500) drachmas through the issue of eighteen million, one hundred and eight thousand, four hundred and seventy (18,108,470) new ordinary bearer shares with a face value of two hundred and fifty (250) drachmas each and market price of two thousand eight hundred (2,800) drachmas each, paid up in cash.

5.19 By resolution of the Extraordinary General Shareholders Meeting as of 21.12.2000, the company's shares were all conversed from bearer shares to nominal.

5.20 By resolution of the Annual Ordinary General Shareholders Meeting as of 6.6.2002, the company's capital was conversed from Drachmas to Euros, in application to the provisions of L. 2842/2000 and the nominal value of shares was further increased as follows:

(a) by the amount of 458,092.48 euros, with the capitalization of equal part of the reserves, by the issuance of shares above par, for the rounding of the nominal value of shares, so that the Company's total capital equity after the above increase reach the amount of 53,601,071.20 Euros divided into 72,433,880 shares having a nominal value of 0.74 euros each.

(b) By the amount of 1,398,171.61 euros, with the capitalization of the over-value which resulted from the readjustment of the value of the fixed assets conducted during the accounting period of year 2000 in pursuance of L. 2065 / 1992, with the increase of the nominal value of shares so as to equal to 0,75930273 and furthermore by the amount of 50,505.99 Euros with the capitalization of the equivalent portion of the reserves by the issuance of shares above par for the rounding of the nominal value of shares so as to equal to 0.76 euros each.

5.21 By resolution of the Board of Directors as of 24.12.2002, the share capital of the company was increased by the amount of 162.472,80 euros, with the issuance of 213.780 new ordinary nominal shares with a face value of 0.76 euros each and market price of one euro each, following the exercise of their stock option right by the persons entitled to (article 16 par. 5 of C.L. 2190/1920) following the decision of the General Shareholders Meeting as of 6.6.2002.

5.22 By resolution of the Board of Directors as of 3.12.2003, the share capital of the company was increased by the amount of 173.872,80 euros, with the issuance of 228.780 new ordinary nominal shares with a face value of 0.76 euros each and market price of one euro each, following the exercise of their stock option right by the persons entitled to (article 16 par. 5 of C.L. 2190/1920) following the of the decision General Shareholders Meeting as of 6.6.2002.

5.23 By resolution of the First Adjourned General Shareholders Meeting as of 22.6.2004, the share capital of the company was decreased by the amount of 182.582,40 euros, with the cancellation of 240.240 ordinary nominal shares with a face value of 0.76 euros each, originating from the shares bought back by the company, following the decision of the Extraordinary General Shareholders Meeting as of 21.12.2000, and were not sold within a three years period as defined by law (article 16 par. 12 of C.L. 2190/1920).

Following the above, the company's capital equity reaches the amount of 55,203,512 euros divided into 72,636,200 common nominal shares, bearing a nominal value of 0.76 euros each."

The General Shareholders Meeting authorizes the Chairman of the Board of Directors to proceed to the codification of the Corporate Statute so as to incorporate the present modification along with the previous ones, in order to be published in pursuance of article 7b par. 11 of C.L.2190/1920. It further authorizes the Chairman of the Secretary of the Board of Directors to proceed to the submission of the documents legally required to the Supervising Authority and to attend that the present modification be approved and the publication legal requirements be met.

Then, and given that there was no other issue in the agenda, nor did anyone of those present have any objection to it or wanted to add anything further, the President announced the termination of the works of the First Adjourned General Meeting.

In witness thereof this record was drawn up, which is signed by the President and the Secretary of the General Meeting.

THE PRESIDENT (signature)	THE SECRETARY (signature)
MICHAEL J. MAILLIS	IOANNA THEODOROPOULOU

True copy of the same date,
The President of the General Meeting

(signature)

MICHAEL J. MAILLIS

I hereby confirm that this is a true translation of the attached certified copy.
Athens, 1/9/2004
The confirming Lawyer

ELENI P. KOURLIMPINI
LAWYER LLM.
UT. IRAKLIOU 57 A' MAROUSSI 15122
TEL. 010 61 25 739
VAT. No 031154443 - AMAROUSSIOU

Α' ΕΠΑΝΑΛΗΠΤΙΚΗ ΓΕΝΙΚΗ ΣΥΝΕΛΕΥΣΗ ΤΩΝ ΜΕΤΟΧΩΝ ΤΗΣ 22ας ΙΟΥΝΙΟΥ 2004

Οι κ.κ. Μέτοχοι της Εταιρείας συνήλθαν σήμερα, την 22α Ιουνίου 2004 ημέρα Τρίτη και ώρα 11.00 πρωινή, σε Α' Επαναληπτική Γενική Συνέλευση, στα γραφεία της εταιρίας στο κτίριο «CECIL» επί της οδού Ξενίας αρ. 5 και Χαριλάου Τρικούπη, στην Κηφισιά Αττικής μετά από πρόσκληση του Διοικητικού Συμβουλίου της 4ης Ιουνίου 2004, που δημοσιεύτηκε εμπρόθεσμα στις εξής εφημερίδες:

ΚΑΘΗΜΕΡΙΝΗ	Φύλλο της 09-06-2004
ΕΞΠΡΕΣ	Φύλλο της 09-06-2004
ΚΗΦΙΣΙΑΣ	Φύλλο της 08-06-2004

Επίσης η πρόσκληση δημοσιεύτηκε εμπρόθεσμα στο Τεύχος Α.Ε. και Ε.Π.Ε. της Εφημερίδας της Κυβερνήσεως, υποβλήθηκε εμπρόθεσμα επίσης στο Υπουργείο Ανάπτυξης και τοιχοκολλήθηκε σε εμφανές μέρος των γραφείων της εταιρείας 10 πλήρεις ημέρες, πριν από την Γενική Συνέλευση.

Σαράντα οκτώ (48) ώρες πριν τη συνεδρίαση καταρτίστηκε από το Διοικητικό Συμβούλιο και τοιχοκολλήθηκε σε εμφανές μέρος των γραφείων της Εταιρείας ο καταρτισθείς από το Διοικητικό Συμβούλιο πίνακας των εχόντων δικαίωμα να παραστούν και να ψηφίσουν στην παρούσα συνεδρίαση της Γενικής Συνέλευσης Μετόχων, με ένδειξη του αριθμού των μετοχών, των ψήφων, των αντιπροσώπων τους και των διευθύνσεων τους, που έχει ως εξής:

<u>ΠΙΝΑΚΑΣ ΕΜΠΡΟΘΕΣΜΩΝ ΓΙΑ ΤΗΝ Α' ΕΠΑΝΑΛΗΠΤΙΚΗ ΓΕΝΙΚΗ ΣΥΝΕΛΕΥΣΗ 22/06/2004</u>

	Μέτοχος	Αριθμός Μετοχών &Ψήφων	Αντιπρόσωπος
1	ΜΙΧΑΗΛ Ι. ΜΑΪΛΛΗΣ ΠΕΣΜΑΖΟΓΛΟΥ 38, 145 61, ΚΗΦΙΣΙΑ	18.890.683	-
2	HORQUETA HOLDINGS Ltd AKARA BUILD, 24 DECASTRO ST WICKHAM, ROAD TOWN TORTOLA, ΠΑΡΘΕΝΑ ΝΗΣΙΑ ΑΓΓΛΙΑΣ	21.058.024	κος. Νικόλαος Τριτσιμπίδας
3	ΑΚ ΔΗΛΟΣ BLUE CHIPS ΕΠΙΛΕΓΜΕΝΩΝ ΑΞΙΩΝ ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ, ΑΜΑΛΙΑΣ 12, 105 57, ΑΘΗΝΑ	1.300.000	κος. Ηλίας Γουνελάς ή κος. Ιωάννης Καλογερόπουλος
4	ΔΗΛΟΣ SMALL-CAP ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ ΑΜΑΛΙΑΣ 12, 105 57, ΑΘΗΝΑ	400.000	κος. Ηλίας Γουνελάς ή κος. Ιωάννης Καλογερόπουλος
5	Α/Κ ΔΗΛΟΣ ΧΡΗΜΑΤΟΟΙΚΟΝΟΜΙΚΩΝ ΕΤΑΡΕΙΩΝ (FINANCE) ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ ΑΜΑΛΙΑΣ 12, 105 57, ΑΘΗΝΑ	25.000	κος. Ηλίας Γουνελάς ή κος. Ιωάννης Καλογερόπουλος
6	Α/Κ ΔΗΛΟΣ ΠΛΗΡΟΦΟΡΙΚΗΣ ΚΑΙ ΤΕΧΝΟΛΟΓΙΑΣ ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ ΑΜΑΛΙΑΣ 12, 105 57, ΑΘΗΝΑ	80.000	κος. Ηλίας Γουνελάς ή κος. Ιωάννης Καλογερόπουλος
7	ΔΗΛΟΣ ΥΠΟΔΟΜΗΣ ΚΑΙ ΚΑΤΑΣΚΕΥΩΝ ΜΕΤΟΧΙΚΟ ΑΜΑΛΙΑΣ 12, 105 57 ΑΘΗΝΑ	100.000	κος. Ηλίας Γουνελάς ή κος. Ιωάννης Καλογερόπουλος
8	Α/Κ ΔΗΛΟΣ ΤΟΠ-30 ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ ΑΜΑΛΙΑΣ 12, 105 57, ΑΘΗΝΑ	80.000	κος. Ηλίας Γουνελάς ή κος. Ιωάννης Καλογερόπουλος
9	ΔΗΛΟΣ Α/Κ ΠΕΤ-ΟΤΕ ΜΙΚΤΟ ΔΙΕΘΝΕΣ ΑΜΑΛΙΑΣ 12, 105 57, ΑΘΗΝΑ	1.500	κος. Ηλίας Γουνελάς ή κος. Ιωάννης Καλογερόπουλος
10	EUROBANK VALUE INDEX ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ ΣΤΑΔΙΟΥ 10, 105 64 ΑΘΗΝΑ	1.185.000	Κος. Σωτήριος Λεονάρδος

11	EUROBANK GENESIS ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ ΣΤΑΔΙΟΥ 10, 105 64 ΑΘΗΝΑ	312.000	Κος. Σωτήριος Λεονάρδος
12	EUROBANK ΚΕΦΑΛΑΙΟΥ ΚΑΙ ΥΠΕΡΑΞΙΑΣ ΜΙΚΤΟ ΕΣΩΤΕΡΙΚΟΥ, ΣΤΑΔΙΟΥ 10 105 64 ΑΘΗΝΑ	60.000	Κος. Σωτήριος Λεονάρδος
13	ΑΜΟΙΒΑΙΟ ΚΕΦΑΛΑΙΟ ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ ΕΡΜΗΣ ΔΥΝΑΜΙΚΟ (ΕΡΜΗΣ ΑΕΔΑΚ) ΠΑΝΕΠΙΣΤΗΜΙΟΥ 39, 105 64, ΑΘΗΝΑ	450.000	Κος. Σωτήριος Λεονάρδος
14	Α/Κ ΑΣΠΙΣ ΜΕΤΟΧΩΝ ΕΣΩΤΕΡΙΚΟΥ ΛΕΚΚΑ 23-25, 10562, ΑΘΗΝΑ	235.000	Κος. Σωτήριος Λεονάρδος
15	ΑΣΠΙΣ 21ΟΣ ΑΙΩΝ ΜΕΤΟΧΩΝ ΕΣΩΤΕΡΙΚΟΥ ΛΕΚΚΑ 23-25, 10562, ΑΘΗΝΑ	149.900	Κος. Σωτήριος Λεονάρδος
16	GNA-ZVA2 STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS 225 FRANKLIN STREEET MA 02110, Η.Π.Α.	4.840	κος. Γεώργιος Παΐζης ή κα. Κων/να Μαυρομανωλάκη
17	GNA-GP90 STATE OF MINNESOTA STATE EMPLOYEES RETIREMENT PLAN 590 PARK STREET, 2ND FLOORSAINT PAUL MN 55103, Η.Π.Α.	7.574	κος. Γεώργιος Παΐζης ή κα. Κων/να Μαυρομανωλάκη
18	ΑΜΟΙΒΑΙΟ ΚΕΦΑΛΑΙΟ PROBANK ΕΛΛΑΣ ΜΕΤΟΧΙΚΟ ΕΣΩΤΕΡΙΚΟΥ, ΑΜΕΡΙΚΗΣ 10, 106 71, ΑΘΗΝΑ	20.000	Κος. Χρήστος Παπάντος
19	FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST, THE AMERICAN ROAD DEARE, 48121 MICHIGAN, Η.Π.Α.	3.970	Κος. Σωτήριος Λεονάρδος
20	ΠΡΙΤΣΑ ΕΥΘΥΜΙΑ, ΑΙΝΟΥ 16, 141 22, Ν.ΗΡΑΚΛΕΙΟ	9.200	-
	ΣΥΝΟΛΟ ΕΜΠΡΟΘΕΣΜΩΝ ΔΕΣΜΕΥΣΕΩΝ Γ.Σ.	**44.372.691**	**60,9 %**
	ΣΥΝΟΛΟ ΜΕΤΟΧΩΝ	**72.876.440**	**100 %**

Αρχομένης της συνελεύσεως αναλαμβάνει καθήκοντα προσωρινού Προέδρου, σύμφωνα με το άρθρο 20 του Καταστατικού, ο Πρόεδρος του Διοικητικού Συμβουλίου κ. Μιχαήλ Ι. Μαΐλλης, ο οποίος προσλαμβάνει ως προσωρινό γραμματέα-ψηφολέκτη την κα. Θεοδωροπούλου Ιωάννα.

Ο Πρόεδρος κηρύσσει την έναρξη της συνεδρίασης και διαβάζει τον καταρτισθέντα πίνακα των δικαιουμένων να παραστούν στην Α' Επαναληπτική Γενική Συνέλευση Μετόχων και των αντιπροσώπων τους. Ευρέθησαν παρόντες άπαντες οι ανωτέρω μέτοχοι που αντιπροσωπεύουν τις έναντι εκάστου μετοχές, πλην αυτών που βρίσκονται στην αριθμητική σειρά από 3 έως 9, 18 και 20.

Μετά τον έλεγχο των εγγράφων νομιμοποιήσεως, διαπιστώθηκε ότι τηρήθηκαν όλες οι εκ του νόμου και του Καταστατικού της εταιρείας διαδικασίες για την σύγκληση και νόμιμη συγκρότηση της παρούσας Α' Επαναληπτικής Γενικής Συνέλευσης. Καμία ένσταση δεν προβλήθηκε κατά του κύρους αυτού του πίνακα, ο οποίος και επικυρώθηκε ακόλουθα από την Γενική Συνέλευση που ευρίσκεται σε απαρτία, δεδομένου ότι παρίστανται ή αντιπροσωπεύονται σε αυτή μέτοχοι που εκπροσωπούν 42.356.991 μετοχές επί συνόλου 72.876.440 μετοχών της εταιρείας, ήτοι ποσοστό 58,1%.

Η Γενική Συνέλευση στην συνέχεια εξέλεξε πάλι ομόφωνα οριστικό Πρόεδρό της τον κ. Μιχαήλ Ι. Μαΐλλη, και Γραμματέα και ψηφολέκτη την κα. Ιωάννα Θεοδωροπούλου.

Ακολούθως διαβάστηκε η πρόσκληση που δημοσιεύθηκε και διανεμήθηκε στους Μετόχους και αρχίζει η συζήτηση του μοναδικού θέματος της Ημερησίας Διάταξης:

ΘΕΜΑ:

ΑΚΥΡΩΣΗ ΙΔΙΩΝ ΜΕΤΟΧΩΝ ΤΗΣ ΕΤΑΙΡΕΙΑΣ ΠΟΥ ΑΓΟΡΑΣΘΗΚΑΝ ΒΑΣΕΙ ΤΗΣ ΑΠΟ 21.12.2000 ΈΚΤΑΚΤΗΣ ΓΕΝΙΚΗΣ ΣΥΝΕΛΕΥΣΗΣ ΤΩΝ ΜΕΤΟΧΩΝ ΠΟΥ ΔΕΝ ΔΙΑΤΕΘΗΚΑΝ ΣΤΗΝ ΑΓΟΡΑ ΟΠΩΣ Ο ΝΟΜΟΣ ΟΡΙΖΕΙ ΕΝΤΟΣ ΤΡΙΕΤΙΑΣ ΚΑΘΩΣ ΚΑΙ ΑΝΤΙΣΤΟΙΧΗ ΜΕΙΩΣΗ ΤΟΥ ΜΕΤΟΧΙΚΟΥ ΤΗΣ ΚΕΦΑΛΑΙΟΥ ΚΑΙ ΑΝΤΙΣΤΟΙΧΗ ΤΡΟΠΟΠΟΙΗΣΗ ΤΟΥ ΑΡΘΡΟΥ 5 ΤΟΥ ΚΑΤΑΣΤΑΤΙΚΟΥ ΤΗΣ ΕΤΑΙΡΕΙΑΣ.

Ο Πρόεδρος της Γενικής Συνέλευσης ενημερώνει του κ.κ. μετόχους ότι από την 30η Ιανουαρίου 2001 μέχρι την 22η Ιουνίου 2001 αγοράσθηκαν από την εταιρεία 240.240 ίδιες μετοχές βάσει της από 21.12.2000 απόφασης της Έκτακτης Γενικής Συνέλευσης των μετόχων σε συνδυασμό με την από 15.01.2001 απόφαση του Διοικητικού Συμβουλίου της Εταιρείας (στα πλαίσια του άρθρου 16 παρ. 5 του ΚΝ 2190/1920), οι οποίες δεν διατέθηκαν στην αγορά εντός τριετίας από την αγορά τους και ως εκ τούτου πρέπει να ακυρωθούν, ως ο νόμος ορίζει. Σε ακολουθία των ανωτέρω ο Πρόεδρος της Γενικής Συνέλευσης εισηγείται την ακύρωση αυτών των ιδίων μετοχών και την αντίστοιχη μείωση του μετοχικού κεφαλαίου.

Η Γενική Συνέλευση με ομόφωνη απόφασή της ενέκρινε την ακύρωση των ως άνω 240.240 μετοχών και την αντίστοιχη μείωση του μετοχικού κεφαλαίου κατά το ποσό των ΕΥΡΩ 182.582,40 καθώς και την τροποποίηση του άρθρου 5 του Καταστατικού της Εταιρείας ως εξής:

ΚΕΦΑΛΑΙΟ Β'

Μετοχικό κεφάλαιο - Μετοχές
Άρθρο 5

5.1 Το μετοχικό κεφάλαιο της εταιρείας ορίσθηκε αρχικά σε δέκα τρία εκατομμύρια δραχμές (δρχ. 13.000.000), διαιρούμενο σε δέκα τρείς χιλιάδες (13.000) μετοχές ονομαστικής αξίας δρχ. 1.000 η κάθε μία, και καλύφθηκε ολοσχερώς από τους μετόχους.

5.2 Με απόφαση της 1ης Τακτικής Γενικής Συνέλευσης, που συνήλθε την 29.6.1978, το μετοχικό κεφάλαιο αυξήθηκε κατά δύο εκατομμύρια δραχμές (δρχ. 2.000.000) με έκδοση δύο χιλιάδων (2.000) νέων ανωνύμων μετοχών ονομαστικής αξίας δρχ. χιλίων (1.000) η κάθε μία. Η αύξηση αυτή καλύφθηκε εξ ολοκλήρου από τους μετόχους με μετρητά και έτσι το μετοχικό κεφάλαιο της εταιρείας ανήλθε σε δρχ. δέκα πέντε εκατομμύρια (15.000.000) διαιρούμενο σε δέκα πέντε χιλιάδες (15.000) μετοχές ονομαστικής αξίας δρχ. χιλίων (1.000) η κάθε μία.

5.3 Με απόφαση της Έκτακτης Γενικής Συνέλευσης των μετόχων που συνήλθε την 8.3.1979 αυξήθηκε περαιτέρω το μετοχικό κεφάλαιο κατά δραχμές δέκα εκατομμύρια (10.000.000) με έκδοση δέκα χιλιάδων (10.000) νέων ανωνύμων μετοχών ονομαστικής αξίας δρχ. χιλίων (1.000) η κάθε μία. Η αύξηση αυτή καλύφθηκε επίσης εξ ολοκλήρου από τους μετόχους με μετρητά και έτσι το μετοχικό κεφάλαιο της εταιρείας ανήλθε σε δρχ. είκοσι πέντε εκατομμύρια (δρχ.25.000.000) διαιρούμενο σε είκοσι πέντε χιλιάδες (25.000) μετοχές ονομαστικής αξίας δρχ. χιλίων (1.000) η κάθε μία.

5.4 Με απόφαση της Έκτακτης Γενικής Συνέλευσης των μετόχων της 23.12.1982 αυξήθηκε περαιτέρω το μετοχικό κεφάλαιο κατά δρχ. οκτώ εκατομμύρια εξακόσιες είκοσι χιλιάδες

(8.620.000) με έκδοση και διανομή στους μετόχους οκτώ χιλιάδων εξακοσίων είκοσι (8.620) νέων ανωνύμων μετοχών ονομαστικής αξίας δρχ. χιλίων (1.000) η κάθε μία που καλύφθηκαν κατά το ποσόν των δρχ. οκτώ εκατομμυρίων εξακοσίων δέκα έξι χιλιάδων τετρακοσίων εβδομήκοντα (8.616.470) με κεφαλαιοποίηση της υπεραξίας από την αναπροσαρμογή της αξίας των παγίων στοιχείων βάσει του Ν. 1249/82, και κατά το υπόλοιπο ποσόν των δρχ. τεσσάρων χιλιάδων πεντακοσίων τριάντα (4.530) με συμπληρωματικές εισφορές των μετόχων σε μετρητά για στρογγυλοποίηση των ποσών που προέκυπταν από την κεφαλαιοποίηση της υπεραξίας. Μετά την αύξηση αυτή το μετοχικό κεφάλαιο της εταιρείας ανήλθε σε δρχ. τριάντα τρία εκατομμύρια εξακόσιες είκοσι χιλιάδες (δρχ. 33.620.000) διαιρούμενο σε τριάντα τρείς χιλιάδες εξακόσιες είκοσι (33.620) μετοχές ονομαστικής αξίας δρχ. χιλίων η κάθε μία.

5.5 *Με απόφαση της Γενικής Συνέλευσης των μετόχων της 28-4-1986 το μετοχικό κεφάλαιο αυξήθηκε περαιτέρω κατά δρχ. έξι εκατομμύρια εκατόν πενήντα χιλιάδες (δρχ. 6.150.000) με έκδοση και διανομή στους μετόχους αντί για μέρισμα έξι χιλιάδων εκατόν πενήντα (6.150) νέων ανωνύμων μετοχών ονομαστικής αξίας δρχ. χιλίων (1.000) η κάθε μία. Μετά την αύξηση αυτή το μετοχικό κεφάλαιο της εταιρείας ανήλθε σε δρχ. τριάντα εννέα εκατομμύρια επτακόσιες εβδομήντα χιλιάδες (δρχ. 39.770.000) διαιρούμενο σε τριάντα εννέα χιλιάδες επτακόσιες εβδομήντα (39.770) μετοχές ονομαστικής αξίας δρχ. χιλίων (1000) η κάθε μία.*

5.6 *Με απόφαση της Τακτικής Γενικής Συνέλευσης των μετόχων της 15.6.1989 το μετοχικό κεφάλαιο της εταιρείας αυξήθηκε περαιτέρω με τα ακόλουθα ποσά:*

(α) Με το ποσό των δρχ. είκοσι δύο εκατομμυρίων εννεακοσίων εβδομήντα χιλιάδων (22.970.000) με έκδοση και διανομή στους μετό-χους είκοσι δύο χιλιάδων εννεακοσίων εβδομήντα (22.970) νέων ανωνύμων μετοχών ονομαστικής αξίας δρχ. χιλίων (1.000) η κάθε μία που καλύφθηκαν ειδικότερα κατά το ποσό των δρχ. 22.968.585 με κεφαλαιοποίηση της υπεραξίας από την αναπροσαρμογή της αξίας των πάγιων στοιχείων σύμφωνα με την απόφαση 2665/88 του Υπουργείου Εθνικής Οικονομίας και κατά το ποσόν των δρχ. 1.416 με νέες εισφορές των μετόχων σε μετρητά για στρογγυλοποίηση.

(β) Με το ποσόν των δρχ. τριάντα δύο εκατομμυρίων τριακοσίων σαράντα χιλιάδων (32.340.000) με έκδοση και διανομή στους μετόχους τριάντα δύο χιλιάδων τριακοσίων σαράντα νέων ανωνύμων μετοχών ονομαστικής αξίας δρχ. χιλίων (1.000) η κάθε μία που καλύφθηκαν ειδικότερα κατά το ποσόν των δρχ. 32.337.279 με κεφαλαιοποίηση των εκτάκτων αποθεματικών και κατά το ποσό των δρχ. 2.721 με νέες εισφορές σε μετρητά από τους μετόχους για στρογγυλοποίηση.

(γ) Με το ποσόν των δρχ. εκατό εκατομμυρίων (δρχ. 100.000.000) με έκδοση εκατό χιλιάδων (100.000) νέων ονομαστικών μετοχών ονομαστικής αξίας δρχ. χιλίων (1.000) η κάθε μία πληρωτέων σε μετρητά κατά ποσοστό 25% άμεσα και κατά ποσοστόν 75% μέχρι 30 Ιουνίου 1990.

Οι εν λόγω αυξήσεις εκαλύφθησαν εξ ολοκλήρου από τους μετόχους όπως προβλέπεται ανωτέρω και σε μετρητά, και έτσι, το μετοχικό κεφάλαιο της εταιρείας ανήλθε σε εκατόν ενενήντα πέντε εκατομμύρια ογδόντα χιλιάδες δρχ. (195.080.000) διαιρούμενο σε εκατόν ενενήντα πέντε χιλιάδες ογδόντα μετοχές αξίας δρχ. χιλίων (1.000) η κάθε μία.

5.7 Με απόφαση της Έκτακτης Γενικής Συνελεύσεως των μετόχων της 17.10.1990 το μετοχικό κεφάλαιο της εταιρείας αυξήθηκε περαιτέρω κατά δρχ. 235.000.000 με έκδοση 235.000 νέων ανωνύμων μετοχών ονομαστικής αξίας δρχ. χιλίων (1.000) η κάθε μιά. Μετά την αύξηση αυτή το μετοχικό κεφάλαιο της εταιρείας ανήλθε σε δρχ. τετρακόσια τριάντα εκατομμύρια ογδόντα χιλιάδες (430.080.000) διαιρούμενο σε 430.080 μετοχές ονομαστικής αξίας δρχ. χιλίων (1.000) η κάθε μία.

5.8 Με απόφαση της Έκτακτης Γενικής Συνέλευσης των μετόχων της 30.12.1992 το μετοχικό κεφάλαιο της εταιρείας αυξήθηκε περαιτέρω κατά δραχμές 12.780.000 με έκδοση και διανομή στους μετόχους 12.780 νέων ανωνύμων μετοχών ονομαστικής αξίας δρχ. χιλίων (1.000) η κάθε μία που καλύφθηκαν ειδικώτερα κατά το ποσό μεν των δραχμών 12.778.501 με κεφαλαιοποίηση της υπεραξίας που προέκυψε από την αναπροσαρμογή της αξίας των παγίων της εταιρείας που έγινε βάσει του Ν. 1731/87, και κατά το υπόλοιπο ποσό των δραχμών 1.499 με εισφορές των μετόχων σε μετρητά για στρογγυλοποίηση. Μετά την αύξηση αυτή το μετοχικό κεφάλαιο της εταιρείας ανήλθε σε δρχ. 442.860.000 διαιρούμενο σε 442.860 μετοχές ονομαστικής αξίας δρχ. χιλίων (1.000) η κάθε μία.

5.9 Με απόφαση της Γενικής Συνελεύσεως των μετόχων της 29.6.1993 το μετοχικό κεφάλαιο της εταιρείας αυξήθηκε περαιτέρω κατά δρχ. 99.025.000 με έκδοση και διανομή στους μετόχους 99.025 νέων ανωνύμων μετοχών ονομαστικής αξίας δρχ. χιλίων (1.000) η κάθε μία που καλύφθηκαν ειδικώτερα κατά το ποσό μεν των δρχ. 99.021.048 με κεφαλαιοποίηση της υπεραξίας που προέκυψε από την αναπροσαρμογή των παγίων της εταιρείας βάσει του Ν. 2065/93 και κατά το υπόλοιπο ποσό των δρχ. 3.952 με εισφορές των μετόχων σε μετρητά για στρογγυλοποίηση. Μετά την αύξηση αυτή το μετοχικό κεφάλαιο της εταιρείας ανήλθε σε δρχ. 541.885.000 διαιρούμενο σε 541.885 μετοχές ονομαστικής αξίας δρχ. χιλίων (1.000) η κάθε μία.

5.10 Με απόφαση της Έκτακτης Γενικής Συνέλευσης των μετόχων της 11.2.1994 μειώθηκε η ονομαστική αξία των μετοχών από δρχ. 1.000 σε δρχ. 250 και αντικαταστάθηκε κάθε μια παλαιά μετοχή με τέσσερεις νέες μετοχές. Συνεπεία τούτου οι μετοχές της εταιρείας από 541.885 που ήταν πρίν ανήλθαν σε 2.167.540 μετοχές ονομαστικής αξίας δρχ. 250 η κάθε μιά.

5.11 Με την ίδια πιο πάνω απόφαση της Γενικής Συνέλευσης της 11.2.1994 αποφασίστηκε η περαιτέρω αύξηση του μετοχικού κεφαλαίου της εταιρείας κατά 101.415.000 δρχ. με έκδοση 405.660 νέων κοινών ανωνύμων μετοχών ονομαστικής αξίας δρχ. 250 και τιμή διαθέσεως 1.000 δρχ. η κάθε μιά καταβλητέων τοις μετρητοίς, και η διάθεση 335.660 μετοχών από αυτές με δημόσια εγγραφή σε ενδιαφερόμενους επενδυτές. Μετά την αύξηση

αυτή το μετοχικό κεφάλαιο της εταιρείας ανήλθε σε δρχ. 643.300.000 διαιρούμενο σε 2.573.200 ονομαστικής αξίας δρχ. διακοσίων πενήντα (250) η κάθε μία.

5.12 Με απόφαση της Έκτακτης Γενικής Συνέλευσης των μετόχων της 8ης Μαρτίου 1995 το μετοχικό κεφάλαιο της εταιρείας αυξήθηκε περαιτέρω κατά δρχ. 64.330.000 με έκδοση 257.320 νέων κοινών ανωνύμων μετοχών ονομαστικής αξίας δρχ. 250 και τιμής διάθεσης δρχ. 2.900 η κάθε μία, καταβλητέας τοις μετρητοίς. Μετά την αύξηση αυτή το μετοχικό κεφάλαιο της εταιρείας ανήλθε σε δρχ. 707.630.000 διαιρούμενο σε 2.830.520 μετοχές ονομαστικής αξίας δρχ. **διακοσίων πενήντα (250) η κάθε μία.**

5.13 Με απόφαση της Έκτακτης Γενικής Συνέλευσης των μετόχων της 19ης Οκτωβρίου 1995 το μετοχικό κεφάλαιο της εταιρείας αυξήθηκε περαιτέρω κατά δρχ. 707.630.000 με κεφαλαιοποίηση ισόποσου μέρους των αποθεματικών της εταιρείας που προέκυψαν από την διαφορά εκδόσεως μετοχών υπέρ το άρτιο, και με έκδοση 2.830.520 νέων κοινών ανωνύμων μετοχών ονομαστικής αξίας δρχ. 250 η κάθε μία, διανεμητέων δωρεάν στους μετόχους. Μετά την αύξηση αυτή το μετοχικό κεφάλαιο της Εταιρείας ανήλθε σε δρχ. 1.415.260.000, διαιρούμενο σε 5.661.040 κοινές ανώνυμες μετοχές ονομαστικής αξίας δρχ. 250 η κάθε μία.

5.14 Με απόφαση της Τακτικής Γενικής Συνέλευσης των Μετόχων της 2ας Μαΐου 1996 το μετοχικό κεφάλαιο της Εταιρείας αυξήθηκε περαιτέρω κατά δρχ. 225.000.000 με έκδοση και διάθεση στο κοινό με δημόσια εγγραφή 900.000 νέων ανωνύμων μετοχών ονομαστικής αξίας δρχ. 250 η κάθε μία. Μετά την εν λόγω αύξηση το μετοχικό κεφάλαιο της εταιρείας ανήλθε σε δρχ. 1.640.260.000 διαιρούμενο σε 6.561.040 κοινές ανώνυμες μετοχές ονομαστικής αξίας δρχ. 250 η κάθε μία.

5.15 Με απόφαση της Ετήσιας Τακτικής Γενικής Συνέλευσης των Μετόχων της 27ης Ιουνίου 1997, το μετοχικό κεφάλαιο της Εταιρείας αυξήθηκε περαιτέρω κατά 20%, δηλαδή κατά ποσό δραχμών 328.052.000 με κεφαλαιοποίηση της υπεραξίας που προέκυψε από την αναπροσαρμογή των παγίων στοιχείων της εταιρείας, που έγινε την 31/12/96 βάσει του Ν. 2065/92, καθώς και μέρους των αποθεματικών της Εταιρείας που προέκυψαν από την διαφορά εκδόσεως μετοχών υπέρ το άρτιο και με έκδοση 1.312.208 νέων ανωνύμων μετοχών ονομαστικής αξίας δρχ. 250 η κάθε μία, διανεμητέων δωρεάν στους μετόχους ανά δύο νέες ανώνυμες μετοχές για κάθε δέκα παλαιές. Μετά την ανωτέρω αύξηση το μετοχικό κεφάλαιο της εταιρείας ανήλθε σε δρχ. 1.968.312.000 διαιρούμενο σε 7.873.248 κοινές ανώνυμες μετοχές ονομαστικής αξίας δρχ. 250 η κάθε μιά.

5.16 Με απόφαση της Ετήσιας Τακτικής Γενικής Συνέλευσης των Μετόχων της 29ης Απριλίου 1998, το μετοχικό κεφάλαιο της εταιρείας αυξήθηκε περαιτέρω με τα ακόλουθα ποσά:
(α) Κατά ποσό δρχ. **1.968.312.000** με κεφαλαιοποίηση (αα) της διαφοράς εκδόσεως μετοχών υπέρ το άρτιο που ανέρχεται στο ποσό των δρχ. 1.814.772.429 καθώς και (ββ) μέρους δρχ. 153.539.571 από το κονδύλιο υπολοίπου κερδών προηγουμένων του 1997 χρήσεων για στρογγυλοποίηση (1.814.772.429+153.539.571 = 1.968.312.000) και με

έκδοση 7.873.248 νέων κοινών ανωνύμων μετοχών ονομα-στικής αξίας δρχ. 250 η κάθε μία, διανεμητέων δωρεάν στους μετόχους ανά δέκα (10) νέες ανώνυμες μετοχές για κάθε δέκα (10) παλαιές ανώνυμες μετοχές, και

*(β) Κατά ποσό δρχ. **590.493.500** με έκδοση 2.361.974 νέων κοινών ανωνύμων μετοχών ονομαστικής αξίας δρχ. 250 η κάθε μία και τιμής διάθεσης δρχ. 5.500 η κάθε μία, καταβλητέας τοις μετρητοίς.*

Μετά τις ανωτέρω αυξήσεις το μετοχικό κεφάλαιο της εταιρείας ανέρχεται πλέον σε δρχ. 4.527.117.500 διαιρούμενο σε 18.108.470 κοινές ανώνυμες μετοχές ονομαστικής αξίας δρχ. 250 η κάθε μία.

5.17 Με απόφαση της Ετήσιας Τακτικής Γενικής Συνέλευσης των Μετόχων της 6ης Μαΐου 1999, το μετοχικό κεφάλαιο της εταιρείας αυξήθηκε περαιτέρω κατά ποσό δρχ. 4.527.117.500 με κεφαλαιοποίηση ισόποσου μέρους των αποθεματικών από την διαφορά εκδόσεως μετοχών υπέρ το άρτιο και έκδοση 18.108.470 νέων κοινών ανωνύμων μετοχών ονομαστικής αξίας δρχ. 250 η κάθε μία διανεμητέων δωρεάν στους μετόχους ανά δέκα (10) νέες ανώνυμες μετοχές για κάθε δέκα (10) παλαιές ανώνυμες μετοχές.

5.18 Με απόφαση της Α' Επαναληπτικής Έκτακτης Γενικής Συνέλευσης των μετόχων της εταιρείας της 15.12.1999, το μετοχικό κεφάλαιο της εταιρείας αυξήθηκε περαιτέρω κατά τα ακόλουθα ποσά:

(α) Κατά το ποσό δρχ. 4.527.117.500 με κεφαλαιοποίηση ισόποσου μέρους του υπολοίπου του αποθεματικού της διαφοράς εκδόσεως μετοχών υπέρ το άρτιο και με έκδοση 18.108.470 νέων κοινών ανωνύμων μετοχών διανεμητέων δωρεάν στους μετόχους με αναλογία μία (1) νέα μετοχή για κάθε δύο (2) παλαιές μετοχές, και

(β) Κατά ποσό δρχ. 4.527.117.500 με έκδοση 18.108.470 νέων κοινών ανωνύμων μετοχών ονομαστικής αξίας δρχ. 250 η κάθε μία και τιμής διάθεσης δρχ. 2.800 η κάθε μία, καταβλητέας τοις μετρητοίς.

5.19 Με απόφαση της Έκτακτης Γενικής Συνέλευσης των μετόχων της εταιρείας της 21.12.2000 οι μετοχές της εταιρείας στο σύνολό τους μετετράπησαν από ανώνυμες σε ονομαστικές.

5.20 Με απόφαση της Τακτικής Γενικής Συνέλευσης των μετόχων της εταιρείας της 6.6.2002 το μετοχικό κεφάλαιο της εταιρείας μετατράπηκε σε ΕΥΡΩ, σύμφωνα με τις διατάξεις του Ν. 2842/2000 και αυξήθηκε περαιτέρω τούτο καθώς και η ονομαστική αξία των μετοχών ως εξής:

*(α) κατά το ποσό των **ΕΥΡΩ 458.092,48** με κεφαλαιοποίηση ισόποσου μέρους των αποθεματικών από την έκδοση μετοχών υπέρ το άρτιο για στρογγυλοποίηση της ονομαστικής αξίας των μετοχών, έτσι ώστε το συνολικό μετοχικό κεφάλαιο της Εταιρείας μετά την εν λόγω αύξηση να ανέλθει στο ποσό των ΕΥΡΩ 53.601.071,20 διαιρούμενο σε 72.433.880 μετοχές ονομαστικής αξίας ΕΥΡΩ 0,74 η κάθε μία.*

(β) *κατά το ποσό των **ΕΥΡΩ 1.398.171,61** με κεφαλαιοποίηση της υπεραξίας που προέκυψε από την αναπροσαρμογή της αξίας των ακινήτων που έγινε κατά την εταιρική χρήση 2000 βάσει του Ν. 2065/1992, με αύξηση της ονομαστικής αξίας των μετοχών στο ποσό των ΕΥΡΩ 0,75930273 η κάθε μία και περαιτέρω κατά το ποσό των **ΕΥΡΩ 50.505,99** με κεφαλαιοποίηση ισόποσου μέρους των αποθεματικών από την έκδοση μετοχών υπέρ το άρτιο για στρογγυλοποίηση της ονομαστικής αξίας των μετοχών σε ΕΥΡΩ 0,76 η κάθε μία.*

*5.21 Με απόφαση του Διοικητικού Συμβουλίου της 24.12.2002, το μετοχικό κεφάλαιο της εταιρείας αυξήθηκε κατά το ποσό των **ΕΥΡΩ 162.472,80** με έκδοση 213.780 νέων κοινών ονομαστικών μετοχών ονομαστικής αξίας ΕΥΡΩ 0,76 και τιμής διάθεσης ένα (1) ΕΥΡΩ η κάθε μία, λόγω ασκήσεως εκ μέρους των δικαιούχων δικαιωμάτων προαίρεσης αγοράς μετοχών (αρθρ. 13 παρ. 9 του Κ.Ν. 2190/1920) σύμφωνα με την από 6.6.2002 απόφαση της Γενικής Συνέλευσης των μετόχων της εταιρείας.*

*5.22 Με απόφαση του Διοικητικού Συμβουλίου της 3.12.2003, το μετοχικό κεφάλαιο της εταιρείας αυξήθηκε κατά το ποσό των **ΕΥΡΩ 173.872,80** με έκδοση 228.780 νέων κοινών ονομαστικών μετοχών ονομαστικής αξίας ΕΥΡΩ 0,76 και τιμής διάθεσης ένα (1) ΕΥΡΩ η κάθε μία, λόγω ασκήσεως εκ μέρους των δικαιούχων δικαιωμάτων προαίρεσης αγοράς μετοχών (αρθρ. 13 παρ. 9 του Κ.Ν. 2190/1920) σύμφωνα με την από 6.6.2002 απόφαση της Γενικής Συνέλευσης των μετόχων της εταιρείας.*

*5.23 Με απόφαση της Α' Επαναληπτικής Γενικής Συνέλευσης των μετόχων της εταιρείας της 22.06.2004, το μετοχικό κεφάλαιο της εταιρείας **μειώθηκε** κατά το ποσό των **ΕΥΡΩ 182.582,40** με ακύρωση 240.240 κοινών ονομαστικών μετοχών ονομαστικής αξίας ΕΥΡΩ 0,76 η κάθε μία, που προέρχονται από τις ίδιες μετοχές που αγόρασε η εταιρεία δυνάμει της από 21-12-2000 απόφασης της Έκτακτης Γενικής Συνέλευσης των Μετόχων της και δεν διατέθηκαν εντός τριετίας όπως ορίζει ο νόμος (άρθρο 16 παρ. 12 του ΚΝ 2190/1920).*

Μετά τα ανωτέρω το μετοχικό κεφάλαιο της εταιρείας ανέρχεται στο ποσό των ΕΥΡΩ 55.203.512 διαιρούμενο σε 72.636.200 κοινές ονομαστικές μετοχές, ονομαστικής αξίας ΕΥΡΩ 0,76 η κάθε μία.»

Η Γενική συνέλευση εξουσιοδοτεί τον Πρόεδρο του Διοικητικού Συμβουλίου να προβεί σε κωδικοποίηση του Καταστατικού η οποία να ενσωματώνει και την παρούσα τροποποίηση μαζί με τις προγενέστερες προκειμένου να δημοσιευθεί σύμφωνα με το άρθρο 7β παρ. 11 του Ν. 2190/1920 και τον Πρόεδρο ή τον Γραμματέα του Διοικητικού Συμβουλίου να προβεί στην υποβολή των κατά νόμο εγγράφων στην Εποπτεύουσα Αρχή και να μεριμνήσει για την έγκριση της τροποποιήσεως και την τήρηση των διατυπώσεων δημοσιότητας.

Ακολούθως, και δεδομένου ότι δεν υπήρχε άλλο θέμα στην Ημερήσια Διάταξη, ούτε κανείς από τους παρισταμένους είχε καμμία αντίρρηση ή να προσθέσει ο,τιδήποτε, ο Πρόεδρος κήρυξε την λήξη των εργασιών της Α' Επαναληπτικής Γενικής Συνελεύσεως.

Προς πιστοποίηση των ανωτέρω συντάχθηκε το πρακτικό αυτό, το οποίο υπογράφεται από τον Πρόεδρο και τον Γραμματέα της Γενικής Συνέλευσης.

Ο ΠΡΟΕΔΡΟΣ	Η ΓΡΑΜΜΑΤΕΑΣ
(υπογραφή)	(υπογραφή)
ΜΙΧΑΗΛ Ι. ΜΑΪΛΛΗΣ	ΙΩΑΝΝΑ ΘΕΟΔΩΡΟΠΟΥΛΟΥ

Ακριβές αντίγραφο αυθημερόν,
Ο Πρόεδρος της Γενικής Συνέλευσης.

Μιχαήλ Ι. Μαΐλλης

I hereby confirm that this is a true copy of the original.

Athens, 1/9/2004

THE CONFIRMING LAWYER

ELENI P. KOURLIMPINI
LAWYER L.L.M.
AUT. IRAKLIOU 57 A' MAROUSSI 15122
TEL. 010 61 25 739
VAT. No 051154443 - AMAROUSSIOU

M. J. MAILLIS S.A.

SUMMARISED BALANCE SHEET AS AT 30 JUNE 2004 ATHENS P.C.S.A. 2716/06/B/86/43 (AMOUNTS IN EURO)

ASSETS	30/06/2004	30/06/2003
B. PRE OPERATING COSTS		
Acquisition Cost	45.581.781	42.792.927
Less: Depreciation until 30/06/2004	30.246.315	24.030.276
Net Value	15.335.466	18.762.651
C. FIXED ASSETS		
Acquisition Cost	107.727.916	99.612.066
Less: Depreciation until 30/06/2004	52.432.782	46.992.892
Net Value	55.295.134	52.619.174
Participation and other		
long term acquisitions	157.024.735	150.709.446
Total Fixed Assets	212.319.869	203.328.620
D. CURRENT ASSETS		
Inventories	15.283.278	18.175.219
Receivables	101.448.171	94.516.789
Securities	0	1.516.150
Cash	3.195.389	7.239.944
Total Current Assets	119.926.838	121.448.102
E. PREPAYMENTS & ACCRUED INCOME	3.459.064	5.580.959
GRAND TOTAL ASSETS	351.041.237	349.120.332

CAPITAL AND LIABILITIES	30/06/2004	30/06/2003
A. CAPITAL & RESERVES		
Share Capital		
(72.876.440 sh. X 0,76 euro)	55.386.094	55.212.222
Share premium reserve	144.932.105	144.877.197
Differences of revaluation–		
Investent subsidies	4.233.999	5.239.988
Reserves	16.869.501	18.661.636
Own shares in hand	(13.046.912)	(11.987.803)
Retained Profits	(3.722.274)	(1.081.494)
Profit 1/1-30/6/2004	1.844.056	169.094
Total Capital & Reserves	206.496.569	211.090.840
B. PROVISIONS FOR RISK	821.481	4.276.840
C. LIABILITIES		
Long-term Liabilities	89.357.823	82.869.152
Short - term Liabilities	52.375.319	50.128.099
Total Liabilities	141.733.142	132.997.251
D. ACCRUALS & DEFERRED INCOME	1.990.045	755.401
GRAND TOTAL CAPITAL AND LIABILITIES	351.041.237	349.120.332

NOTES:
1) Net Fixed Asset investments increased approximately 2,5 million eur in the period of 1 January to 30 Jun 2004.
2) The company has been tax audited up to the year ended 31 December, 2001.
3) The Equity participation in affiliated companies amounting approximately 156,8 million eur is stated at cost. Had the above valuation been made at the equity method, as provided for in law 2190/1920, the relevant amount would have been approximately 130,1 million eur.
4) Encumbrances on the company/ s fixed assets as at 30 Jun, 2004 not exist.
5) The previous fixed assets revaluation of land and buildings was carried out at 31 December, 2000, in accordance with law 2065/92 as amended by article 20 of law 2443/96.
6) The number of employees of the company as at 30 Jun, 2004 was 375.
7) The company has made the necessary provisions for accrued expenses as at 30 Jun, 2004.
8) The company consistently followed the fundamental accounting principles used in financial statements for the 2003 year.
9) The depreciation charge for the period 1/1-30/06/2004 amounted to € 7.207.538 compared to € 7.760.651 for the period 1/1-30/06/2003 and is accordingly allocated as follows: € 3.435.970 to production cost compared to € 4.440.142, € 3.733.354 to administration expenses compared to € 3.314.391 and € 38.214 to selling expenses compared to € 6.118.
10) The analysis of turnover by STAKOD 91 is the following : a) CODE 271.0 "Steel Strapping" € 32.289.378 b) CODE 252.2 "Plastic Strapping & Films" € 25.388.298.

SUMMARISED PROFIT AND LOSS ACCOUNT FOR THE PERIOD 1 JANUARY - 30 JUNE 2004

	01/01/2004-30/06/2004		01/01/2003-30/06/2003	
I. OPERATING RESULTS				
Turnover (net sales)		57.677.676		45.443.962
Less: Cost of Sales		44.156.600		35.731.803
Gross margin (profits)		13.521.076		9.712.159
Plus: Other operating income		36.841		614.750
Total		13.557.917		10.326.909
Less: 1. Administrative expenses	6.195.105		5.587.057	
3. Distribution expenses	5.080.161	11.275.266	3.969.532	9.556.589
Subtotal profit		2.282.651		770.320
Plus: 1. Income from participating interest	186.088		0	
3. Profit from sale of bonds	0		65.260	
4. Interest & other similar income	509.926	696.014	1.059.553	1.124.813
Less:				
1. Participation and securities value decline allowances	128.156		128.156	
2. Expenses and losses from participations and securities	162.538		162.538	
3. Interest & other similar expenses	2.248.903	(2.539.597)	2.234.010	(2.524.704)
Total operating results		439.068		(629.571)
II. PLUS: EXTRAORDINARY RESULTS				
1. *Extraordinary and non-operation income*	1.938.970		2.068.669	
2. Extraordinary profits	466.033		251.130	
3. Income prior period	64.994	2.469.997	5.830	2.325.629
Less:				
1. Extraordinary and non-operating expenses	967.282		1.345.686	
2. Extraordinary loss	7.713		79.426	
3. Prior year expenses	90.014	(1.065.009)	101.852	(1.526.964)
Total operating & non-operating results		1.844.056		169.094
LESS:				
Total depreciation	7.207.538		7.760.651	
Less: Depreciation charged to operation cost	7.207.538	0	7.760.651	0
NET PROFIT BEFORE TAXES		1.844.056		169.094

Kifisia, August 23, 2004

CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR	CHIEF FINANCIAL OFFICER & MEMBER OF THE BOARD OF DIRECTORS	FINANCIAL MANAGER	ACCOUNTING MANAGER
MICHAEL J. MAILLIS	CHARALAMBOS STAVRINOUDAKIS	PETROS L. DELIS	NIKOLAOS V. MAROULIS
ID. No Φ 020206	ID. No Σ 208194	ID. No P 578226	ID. No Π 717325

REPORT OF THE CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of M. J. MAILLIS SA

We have performed the audit which is provided by article 6 of P.D. 360/1985, as amended by article 90 of L. 2533/1997, by applying the auditing procedures which we considered necessary, within the framework of the auditing standards and rules of the Greek Institute of Certified Public Accountants, in order to verify that the above abridged financial statements of M. J. MAILLIS SA for the period 1 January to 30 June 2004 do not contain inaccuracies or omissions which affect materially the property structure and financial position of the Company and the results which are presented in these. Within the scope of our audit, we were provided with all the necessary information pertaining to the operation of the Company's branch offices. The books and vouchers of the Company were made available to us and we were provided with all the necessary information and explanations which we required. The Company applied correctly the General Accounting Plan. The accounting principles applied are the same as those of the corresponding period and the cost of production was arrived at by applying generally accepted costing methods. The following have resulted from our above mentioned audit: 1. Participations were valued at acquisition cost. Had the valuation been made in accordance with the provisions of Law 2190/1920, the decrease in the value of these participations would have amounted to € 26.7 million, all of which should have been charged to the results of previous years. 2. In accordance with decision 205/1988 of the Committee of the Counsellors of the Government, the Company has not made a provision for the retirement portion of termination indemnities. Had the Company made a provision for retirement benefits for all of its employees, this provision would have amounted to € 670.000, of which € 33.000 relates to the current period (the balance of € 637.000 relates to previous years). 3. Included in Establishment Expenses is an amount of € 2.9 million which relates to losses which resulted from the sale and valuation of securities quoted on the Athens Stock Exchange, of which € 290.000 were charged to the current period and € 2.252.000 were charged to the results of previous years. If the provisions of Company Law 2190/1920 were applied, the total of this amount should have been charged to the results of previous years. 4. The Company has not made a provision for doubtful receivables totaling € 1.3 million, which are, in our view, doubtful. 5. The Company has not been audited by the tax authorities for the years 2002 and 2003 and as result of this, its tax liabilities for these years have not been finalized. Based on the audit performed, we have verified that the above abridged financial statements result from the books and vouchers of the Company and subject to taking into consideration our above mentioned qualifications, do not contain inaccuracies or omissions which affect materially the presented property structure and financial position of the Company as at 30 June 2004 and the results of the period ended on this date, based on the related regulations which are currently in force and the accounting principles and methods applied by the Company, which have been generally accepted and do not differ from those which were applied in the corresponding period of the previous year.

Athens, 24 August 2004

The Certified Public Accountant

RSM

Athos Stylianou

SOEL no: 12311

DRM Stylianou SA

Member of RSM International

M. J. MAILLIS S.A.

CONSOLIDATED SUMMARISED BALANCE SHEET AS AT 30 JUNE 2004 ATHENS P.C.S.A. 2716/06/B/86/43 (AMOUNTS IN EURO)

ASSETS	30/06/2004	30/06/2003
B. PRE OPERATING COSTS		
Acquisition Cost	76.432.677	66.934.796
Less: Depreciation until 30/06/2004	35.133.533	28.162.922
Net Value	41.299.144	38.771.874
C. FIXED ASSETS		
Acquisition Cost	220.025.590	223.194.306
Less: Depreciation until 30/06/2004	105.887.222	101.028.432
Net Value	114.138.368	122.165.874
Participation and other logn term acquisitions	6.830.293	714.908
Total Fixed Assets	120.968.661	122.880.782
D. CURRENT ASSETS		
Inventories	70.283.326	71.065.485
Receivables	101.929.525	93.400.739
Securities	908.915	1.995.943
Cash	13.280.936	20.219.432
Total Current Assets	186.402.702	186.681.599
E. PREPAYMENTS & ACCRUED INCOME	7.884.963	7.890.090
GRAND TOTAL ASSETS	356.555.470	356.224.345

CAPITAL AND LIABILITIES	30/06/2004	30/06/2003
A. CAPITAL & RESERVES		
Share Capital (72.876.440 sh. X 0,76 euro)	55.386.094	55.212.222
Share premium reserve	144.932.105	144.877.197
Differences of revaluation-Investment subsidies	7.593.357	10.375.136
Reserves	19.386.826	21.854.229
Own shares in hand	(13.046.912)	(11.987.803)
Retained Profits	24.252.228	12.737.985
Exchange differences from translation of subsidiaries	(3.523)	6
Profit 1/1-30/6/2004	11.849.338	11.147.993
Goodwill on acquisition of subsidiaries	(127.113.014)	(119.687.599)
Minority interest	1.655.835	1.787.341
Total Capital & Reserves	124.892.334	126.316.707
B. PROVISIONS FOR RISK & EXPENSES	2.501.597	7.254.846
C. LIABILITIES		
Long-term Liabilities	100.675.749	95.754.284
Short-term Liabilities	124.822.169	121.389.676
Total Liabilities	225.497.918	217.143.960
D. ACCRUALS & DEFERRED INCOME	3.663.621	5.508.832
GRAND TOTAL CAPITAL AND LIABILITIES	356.555.470	356.224.345

NOTES:

1. The companies included in the above consolidation are the following: a) M.J.MAILLIS S.A. (parent company); b) Directly controlled Companies: STRAPTECH S.A. (99,0%),M.J.MAILLIS BULGARIA EOOD (100%),M.J.MAILLIS ROMANIA S.A. (81,7%),HELERO BV (100%),M.J.MAILLIS FRANCE SAS (99.99%),MARFLEX M.J.MAILLIS GROUP SPZOO (100%),M.J.MAILLIS ESPANA SL (100%),M.J.MAILLIS CZECH SRO (100%),M.J.MAILLIS ALBANIA LTD (100%), M.J.MAILLIS HUNGARY KFT (100%),EUROPACK SA (100%), COLUMBIA SRL (100%),CONTIPAK GMBH (100%),OY M.J.MAILLIS FINLAND AB (100%),M.J.MAILLIS SVERIGE AB (100%),M.J.MAILLIS HOLDING GMBH (100%),SANDER B.V.(100%), c) Indirectly controlled Companies: M.J.MAILLIS U.K. LTD (100%), SIAT SPA (100%),SICME SRL (60%),SIAT BENELUX (51%),COMBI PACKAGING SYSTEMS (50%),MEGA SRL (70%),TAM SRL (71%),SIAT USA (100%),M.J.MAILLIS SANDER GMBH (100%),SANDER GMBH &CO KG (100%),SANDER NV (100%),WULFTEC INTERNATIONAL INC (100%),MAILLIS STRAPPING NETWORK LLP (45%). The above mentioned companies have been consolidated according to the full consolidation method as provided by the articles 90 to 109 of CL 2190/1920 "Referring to Companies" ,except from Combi Packaging Systems which has been consolidated as a joint venture and Maillis Strapping Network which has been consolidated according to the Equity Method.
2. As at 30 June, 2004 no encumbrances exist on company's fixed assets.
3. The result included in the consolidated profit and loss account, which relates to subsidiaries registered outside the Euro Zone, has been translated at the average exchange rate of the period 01/01 - 30/06/2004.
4. The latest revaluation of land and buildings of the parent company was carried out at 31 December 2000, in accordance with law 2065/92 as amended by the article 20 of law 2443/96.
5. The number of employees of the Group as at 30 June, 2004 was 2.101.
6. The group, consistently, followed the fundamental accounting principles used in the financial statements of year 2003.
7. All accrued expenses up to 30/06/2004, have been provided for.
8. The consolidated Equity of M.J.MAILLIS Group appears decreased by Euros 127.1 mil. due to the fact that Goodwill ,arising from acquisitions, is shown as a deduction from Equity. If Goodwill was presented in the assets side of the balance sheet, as the allowed alternative permits, consolidated Equity would amount to Euros 252 mil.
9. The analysis of turnover by STAKOD 91 is the following: a) CODE 292.9 Packaging Machines and Tools €64.873.562 b) CODE 252.2 Plastic Strapping & Films €61.739.411 c) CODE 271.0 Steel Strapping € 37.053.757 d) CODE 212.1 Edgeboards €4.836.029.

CONSOLIDATED SUMMARISED PROFIT AND LOSS ACCOUNT FOR THE PERIOD 1 JANUARY - 30 JUNE 2004

	01/01/2004-30/06/2004		01/01/2003-30/06/2003	
I. OPERATING RESULTS				
Turnover (net sales)		168.502.759		146.532.622
Less: Cost of Sales		120.219.607		104.992.428
Gross margin (profits)		48.283.152		41.540.194
Plus: Other operating income		469.598		1.116.307
Total		48.752.750		42.656.501
Less: 1. Administrative expenses	12.355.267		12.327.972	
3. Distribution expenses	19.749.576	32.104.843	18.416.492	30.744.464
Subtotal profit		16.647.907		11.912.037
Plus: 3. Profit from sale of bonds	0		66.462	
4. Interest & other similar income	765.208	765.208	1.203.704	1.270.166
Less:				
1. Participation and securities value decline allowances	128.156		128.156	
2. Expenses and losses from participations and securities	162.538		162.538	
3. Interest & other similar expenses	4.153.374	4.444.068	4.306.610	4.597.304
Total operating results (profits)		12.969.048		8.584.899
II. PLUS: EXTRAORDINARY RESULTS				
1. Extraordinary and non - operating income	2.462.889		6.104.385	
2. Extraordinary profits	482.088		294.208	
3. Prior year income	74.232		60.179	
4. Income from unused prior period provisions	20.419	3.039.628	0	6.458.772
Less:				
1. Extraordinary and non-operating expenses	3.612.298		3.684.616	
2. Extraordinary loss	29.142		79.426	
3. Prior year expenses	212.047		162.949	
4. Provisions for extraordinary contingencies	120.471	3.973.958	0	3.926.991
Total operating & non-operating results		12.034.718		11.116.680
LESS:				
Total depreciation	12.802.382		13.257.444	
Less: Depreciation charged to operation cost	12.802.382	0	13.257.444	0
NET PROFIT BEFORE TAXES		12.034.718		11.116.680
LESS:				
Share of minority interest		185.380		(31.313)
NET PROFIT BEFORE TAXES AND AFTER MINORITY INTEREST		11.849.338		11.147.993

Kifisia, August 23, 2004

CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR	CHIEF FINANCIAL OFFICER & MEMBER OF THE BOARD OF DIRECTORS	GROUP FINANCIAL CONTROLLER	ACCOUNTING MANAGER
MICHAEL J. MAILLIS	CHARALAMBOS STAVRINOUDAKIS	SOTIRIOS I. LEONARDOS	NIKOLAOS V. MAROULIS
ID. No Φ 020206	ID. No Σ 208194	ID. No Π 325521	ID. No Π 717325

REPORT OF THE CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors of M. J. MAILLIS SA

We have performed the audit which is provided by article 6 of P.D. 360/1985, as amended by article 90 of L. 2533/1997, by applying the auditing procedures which we considered necessary, within the framework of the auditing standards and rules of the Greek Institute of Certified Public Accountants, in order to verify that the above consolidated abridged financial statements of M. J. MAILLIS SA for the period 1 January 2004 to 30 June 2004 do not contain inaccuracies or omissions which affect materially the consolidated property structure and financial position of the Company and the consolidated results of the above Parent Company and of its subsidiaries which are included in the consolidation. We have not extended our audit to some of the companies that are included in the consolidation and which represent 32% and 64% of the total consolidated assets and sales respectively. These companies were audited by other auditors and we have relied on their reports. Included in the consolidation are financial statements that are not accompanied by auditors reports, representing 14% and 3% of the consolidated assets and sales respectively, for which we have not performed any audit procedures because of their Immateriality. The following have resulted from our above mentioned audit: 1. Included in Establishment Expenses and Fixed Assets are various amounts totaling € 11.7 million which were spent by the subsidiaries of the Group abroad for research and development of new products and for the reorganization, improvement and development of their commercial network. The total of this amount and any related depreciation charges would have been charged to the results of the previous years. 2. The Group receivables include balances totaling € 1.3 million for which the Parent Company has not made a provision for the possibility of not being able to collect these. 3. In a previous year, the Parent Company included in Establishment Expenses an amount of € 2.9 million which relates to losses which resulted from the sale and valuation of securities quoted on the Athens Stock Exchange, of which € 290.000 were charged to the current period and € 2.252.000 were charged to the results of previous years. If the provisions of Company Law 2190/1920 were applied, the total of this amount should have been charged to the results of previous years. 4. The Group provides for retirement benefits for those employees who are retiring in the following year. If the provision was made for all of its employees in accordance with Company Law 2190/1920, this would have amounted to € 762.000, of which € 56.000 should have been charged to the results of the current period (the balance of the provision of € 706.000 relates to previous years). 5. The Parent Company and STRAPTECH have not been audited by the tax authorities for the years 2002 to 2003 and 2000 to 2003 respectively and as result of this, their tax liabilities for these years have not been finalized. Based on the audit performed, we have verified that the above abridged consolidated financial statements have been prepared in accordance with the provisions of Company Law 2190/1920 and subject to our above mentioned qualifications and the related Notes of the Company, do not contain inaccuracies or omissions which affect materially the presented consolidated property structure and financial position of all the companies which have been included in the consolidation as at 30 June 2004 and the consolidated results of the period ended on this date, based on the related regulations which are currently in force and the accounting principles and methods applied by the Parent Company and which have been generally accepted and do not differ from those which were applied in the corresponding period of the previous year.

Athens, 20 August 2004

The Certified Public Accountant

Athos Stylianou , FCCA

SOEL no: 12311

DRM Stylianou SA

Member of RSM International